

2025 Annual Report

Array Digital Infrastructure, Inc. (Array℠) is a leading owner and operator of shared wireless communications infrastructure in the United States. With over 4,400 cell towers in locations from coast to coast, Array enables the deployment of 5G and other wireless technologies throughout the country. Following the divestiture of its wireless operations, Array was officially established as a tower company on Aug. 1, 2025. Headquartered in Chicago, Array is a majority owned subsidiary of Telephone and Data Systems, Inc.

Strong Start

Array's business has three significant value drivers: tower operations, retained wireless spectrum, and non-controlling investment interests. The company's strategic imperatives continue to be focused on fully optimizing tower operations and monetizing its spectrum. With valuable assets, a robust customer base, growing revenues, and solid profitability, Array continues to be in a strong financial position.



Associates Driving Success

Array operates with a great culture and great people. Associates' dedication and hard work were essential to stand up our tower company. The Array team has worked diligently to solidify the company as a national leader in wireless communications infrastructure. With over four decades in the tower business and a significant tower footprint, the company is helping transform underserved locations into thriving hubs of connectivity and possibility. Array's experienced team offers a wide range of solutions to connect communities and help businesses reduce costs and increase speed to market.

Dear Shareholders,

2025 marked a transformational year—one that reshaped our Company's strategic direction and positioned us for long-term value creation. We began the year operating as United States Cellular Corporation ("UScellular"), a wireless carrier, and concluded it as **Array Digital Infrastructure, Inc.** a newly branded tower company.

This transition follows the strategic alternatives review at UScellular, culminating in the most significant transaction in our Company's history—the sale of our wireless operations—which set the foundation for Array's launch. Array is now the **fifth-largest tower company in the United States**, supported by three primary value drivers: more than 4,400 towers, a valuable portfolio of wireless spectrum, and meaningful noncontrolling investment interests. Array is designed to operate with agility, supported by a lean organization of approximately 60 associates while drawing upon TDS' resources for support in areas such as finance, human resources and IT.

A Strengthened Financial Foundation and Shareholder Return

The successful completion of the divestiture of our wireless operations and selected spectrum assets to T-Mobile delivered substantial shareholder value and solidified Array's balance sheet, positioning the Company for sustainable growth. In 2025, shareholders received a **special dividend of $23.00 per share** from the T-Mobile transaction, followed by an additional **special dividend of $10.25 per share** in 2026 as a result of the follow-on sale of spectrum to AT&T.

A Differentiated Tower Platform

Array's core business—leasing tower space—focuses on driving revenue growth through increased colocations. We hold a competitive advantage: many of our tower sites are in rural and suburban areas with limited or no competing infrastructure in proximity.

In 2025, Array secured a significant commitment from T-Mobile through a **15-year Master Lease Agreement (MLA)** covering 2,015 new tower sites and extending the lease term on 600 existing sites, creating a long-term, contracted revenue stream anchored by a strong tenant. Additionally, the insourcing of our sales and intake operations strengthened our ability to respond to market demand. This transition helped to generate a **47% year-over-year increase in colocation applications**, excluding the impact of the T-Mobile MLA.

Progress on Spectrum Monetization

With Array no longer operating as a wireless carrier, we continued to pursue value-maximizing opportunities to monetize our remaining wireless spectrum. To date, we have reached agreements covering 70% of our total spectrum holdings, including transactions with T-Mobile, Verizon, AT&T, and others. We closed our first transaction with T-Mobile in August 2025 as part of the broader sale of wireless operations and select spectrum assets for **$4.3 billion**, which included roughly 30% of our spectrum holdings. We completed the AT&T spectrum transaction on January 13, 2026, for **$1.018 billion** and pending agreements with Verizon and T-Mobile for **$1.178 billion** are expected to close in 2026. Array retains meaningful spectrum assets and will continue evaluating opportunities for the remaining 30%, which is largely attractive C-Band spectrum.

Leadership Transition

Recognizing this pivotal moment in our corporate evolution, the Board of Directors appointed **Anthony Carlson** as President and Chief Executive Officer in November 2025. Anthony brings proven leadership experience and deep enthusiasm for the opportunities ahead.

Looking Ahead

As we enter 2026, our priorities are clear. We remain focused on executing our strategy with discipline, including:

• Growing colocations and revenue
• Ensuring seamless implementation of the T-Mobile MLA
• Conducting rigorous cost structure reviews, including ground lease optimization
• Continuing to identify opportunities to monetize our remaining spectrum holdings

Our Appreciation

We extend our sincere gratitude to our associates for their dedication to building a new, successful tower company. We also thank our shareholders for their ongoing support as we continue shaping Array into a leader in digital infrastructure.

Anthony Carlson
President and Chief Executive Officer

Walter Carlson
Chair

Array Digital Infrastructure, Inc.

Index	Page No.
Management's Discussions and Analysis of Financial Condition and Results of Operations	1
Executive Overview	1
Terms used by Array	4
Array Operations	5
Financial Overview	6
Liquidity and Capital Resources	9
Consolidated Cash Flow Analysis	12
Consolidated Balance Sheet Analysis	13
Application of Critical Accounting Policies and Estimates	15
Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement	17
Market Risk	19
Supplemental Information Relating to Non-GAAP Financial Measures	20
Financial Statements	22
Consolidated Statement of Operations	22
Consolidated Statement of Cash Flows	24
Consolidated Balance Sheet – Assets	25
Consolidated Balance Sheet – Liabilities and Equity	26
Consolidated Statement of Changes in Equity	27
Notes to Consolidated Financial Statements	30
Reports of Management	51
Report of Independent Registered Public Accounting Firm	52
Consolidated Quarterly Information (Unaudited)	54
Shareholder Information	55

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**Array Digital Infrastructure, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations**

Executive Overview

On August 1, 2025, United States Cellular Corporation changed its name to Array Digital Infrastructure, Inc. (Array). Array is used throughout this report even when referring to historical periods. On August 12, 2025, the Array Common Shares ticker symbol on the New York Stock Exchange changed to "AD". The following Management's Discussion and Analysis (MD&A) should be read in conjunction with the audited consolidated financial statements and notes of Array for the year ended December 31, 2025, and with the description of Array's business included herein. Certain numbers included herein are rounded to thousands or millions for ease of presentation; however, certain calculated amounts and percentages are determined using the unrounded numbers.

This report contains statements that are not based on historical facts, which may be identified by words such as "believes," "anticipates," "estimates," "expects," "plans," "intends," "projects," "will" and similar expressions. These statements constitute and represent "forward looking statements" as this term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward looking statements. See the disclosure under the heading Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement elsewhere in this report for additional information.

The accounting policies of Array conform to accounting principles generally accepted in the United States of America (GAAP). However, Array uses certain "non-GAAP financial measures" in the MD&A. A discussion of the reasons Array determines these metrics to be useful and reconciliations of these measures to their most directly comparable measures determined in accordance with GAAP are included in the disclosure under the heading Supplemental Information Relating to Non-GAAP Financial Measures within the MD&A of this report.

Overview

Array connects America through digital infrastructure by leasing tower space to tenants and providing ancillary services. Array also holds noncontrolling interests in primarily wireless operating companies and holds certain wireless spectrum licenses. As of December 31, 2025, Array is an 82.0%-owned subsidiary of Telephone and Data Systems, Inc. (TDS). Through July 31, 2025, Array provided wireless communication services; these operations and certain wireless spectrum licenses were disposed of on August 1, 2025, as discussed further below.

Towers

Array seeks to grow tower revenue primarily through increasing colocations on existing towers and amendments to existing colocations. Array seeks to provide unique tower locations, attractive terms and streamlined implementation to wireless network operators, internet service providers, government and public safety agencies, broadcast and media companies, and other businesses. As of December 31, 2025, Array owns 4,450 towers in 19 states.

Noncontrolling interest investments

Array holds noncontrolling interests in primarily wireless operating companies that generate material amounts of income and cash distributions. These entities primarily consist of wireless entities managed by Verizon and AT&T. The noncontrolling wireless entities managed by Array also sold their wireless operations to T-Mobile in separate transactions on August 1, 2025, coterminous with the sale of Array's consolidated wireless operations sold to T-Mobile on the same date. Going forward, these noncontrolling entities that are managed by Array consist primarily of tower operations.

Retained spectrum

Array holds wireless spectrum that is subject to sale agreements described below, and additional wireless spectrum not subject to pending sale agreements that Array seeks to opportunistically monetize. As of December 31, 2025, the book value of the remaining spectrum not subject to pending sale agreements was $1,584.8 million and includes primarily C-Band spectrum. Array incurred costs related to the management of the retained spectrum of $3.8 million as a standalone tower company during the six months ended December 31, 2025.

Strategic Alternatives Review

On August 1, 2025, Array sold its wireless operations and select spectrum assets to T-Mobile US, Inc. (T-Mobile) under a Securities Purchase Agreement (Securities Purchase Agreement). Total consideration received was $4,293.8 million after adjustments which included a combination of $2,628.8 million in cash proceeds and $1,665.0 million in debt assumed by T-Mobile through the preliminary results of an exchange offer made to Array's debtholders, which subsequently closed on August 5, 2025. The final cash proceeds are subject to adjustment according to the terms and conditions of the Securities Purchase Agreement. As of December 31, 2025, Array recorded an estimated purchase price true-up due to T-Mobile of $20.2 million. At closing, a $16.7 million deferral of the purchase price was recorded related to certain spectrum licenses included in the transaction that did not transfer to T-Mobile and are subject to FCC approval. In addition, at closing, Array and T-Mobile entered into a Short-Term Spectrum Manager Lease Agreement and Short-Term Spectrum Manager Sublease Agreements which provide T-Mobile with an exclusive license to use certain Array spectrum assets and leases at no cost for up to one-year for the sole purpose of providing continued, uninterrupted service to customers. Further, at closing, Array and T-Mobile entered into a Master License Agreement (MLA), pursuant to which, among other things, T-Mobile has agreed to license from Array space on towers owned by Array. The wireless operations and select spectrum assets sold to T-Mobile are presented as discontinued operations throughout this report. See Note 2 — Discontinued Operations in Notes to Consolidated Financial Statements for additional information.

In addition to the sale of Array's wireless operations and select spectrum assets sold to T-Mobile pursuant to the Securities Purchase Agreement, Array also separately entered into the following agreements to sell spectrum license assets.

Spectrum Licenses	Buyer	Purchase Price	Book Value as of December 31, 2025	Signing Date	Estimated or Actual Close Date
(Dollars in thousands)					
AWS, Cellular and PCS[1]	Verizon	$ 1,000,000	$ 585,579	October 17, 2024	Q2/Q3 2026
3.45 GHz and 700 MHz[2]	AT&T	$ 1,018,044	$ 860,145	November 6, 2024	January 13, 2026
700 MHz[1]	T-Mobile	$ 85,000	$ 64,267	August 29, 2025	2026
600 MHz[1]	T-Mobile	$ 86,387	$ 86,454	October 7, 2025	2026

[1] These license transactions remain subject to regulatory approval and other customary closing conditions, and in the case of the sale to Verizon, the termination of the T-Mobile Short-Term Spectrum Manager Lease Agreement. See Note 6 — Acquisitions and Divestitures in the Notes to Consolidated Financial Statements for additional information.

[2] Following the close of the transaction on January 13, 2026, Array expects to record a book gain on the transaction of approximately $155.0 million ($116.0 million net of tax expense) during the first quarter of 2026.

The strategic alternatives review process is ongoing as Array works toward closing the Verizon and T-Mobile spectrum transactions signed during 2024 and 2025, and seeks to opportunistically monetize its remaining spectrum assets that are not subject to executed agreements.

Array incurred third-party expenses related to the announced transactions and strategic alternatives review of $2.4 million, $21.5 million and $8.3 million for the years ended December 31, 2025, 2024, and 2023, respectively, which are included in Selling, general and administrative (SG&A) expenses for continuing operations.

Terms Used by Array

The following is a list of definitions of certain industry terms that are used throughout this document:

- **Colocations** – represents instances where a third-party leases space on a company-owned tower.
- **Adjusted EBITDA** – non-GAAP metric referring to earnings before interest, taxes, depreciation, amortization and accretion, gains and losses and other nonrecurring expenses. See Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for additional information.
- **Adjusted OIBDA** – non-GAAP measure referring to operating income before depreciation, amortization and accretion, gains and losses and other nonrecurring expenses. See Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for additional information.
- **Tower Tenancy Rate** – calculated as total number of colocations divided by total number of towers.

Array Operations

OPERATIONS



Array-owned towers

As of December 31, 2025

Owned towers	**4,450**
Number of colocations[1]	**4,572**
Tower tenancy rate[1]	**1.03**

[1]   Includes T-Mobile MLA committed site minimum of 2,015. Excludes Interim Sites whereby T-Mobile is leasing up to 1,800 sites for a period of up to 30 months subject to the terms and conditions of the MLA.

Financial Overview — Array

The following discussion and analysis compares financial results for the year ended December 31, 2025, to the year ended December 31, 2024 and the year ended December 31, 2024, to the year ended December 31, 2023.

Year Ended December 31,	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
(Dollars in thousands)					
Operating revenues					
Site rental	$ **154,654**	$ 102,610	$ 100,382	**51 %**	2 %
Services	**8,307**	323	87	**N/M**	N/M
Total operating revenues	**162,961**	102,933	100,469	**58 %**	2 %
Operating expenses					
Cost of operations (excluding Depreciation, amortization and accretion reported below	**79,485**	72,997	67,890	**9 %**	8 %
Selling, general and administrative	**84,444**	102,556	101,407	**(18)%**	1 %
Depreciation, amortization and accretion	**48,262**	47,212	49,984	**2 %**	(6)%
Loss on impairment of licenses	**47,679**	136,234	—	**(65)%**	N/M
(Gain) loss on asset disposals, net	**1,746**	809	(4,417)	**N/M**	N/M
(Gain) loss on license sales and exchanges, net	**(6,123)**	3,460	(2,170)	**N/M**	N/M
Total operating expenses	**255,493**	363,268	212,694	**(30)%**	71 %
Operating income (loss)	**(92,532)**	(260,335)	(112,225)	**64 %**	N/M
Other income (expense)					
Equity in earnings of unconsolidated entities	**173,754**	161,364	158,296	**8 %**	2 %
Interest and dividend income	**18,917**	11,656	9,774	**62 %**	19 %
Interest expense	**(28,222)**	(12,405)	(14,606)	**N/M**	15 %
Short-term imputed spectrum lease income	**69,033**	—	—	**N/M**	–
Other, net	**169**	—	(7)	**N/M**	N/M
Total other income	**233,651**	160,615	153,457	**45 %**	5 %
Income (loss) before income taxes	**141,119**	(99,720)	41,232	**N/M**	N/M
Income tax expense (benefit)	**(31,148)**	(19,256)	32,855	**(62)%**	N/M
Net income (loss) from continuing operations	**172,267**	(80,464)	8,377	**N/M**	N/M
Less: Net income from continuing operations attributable to noncontrolling interests, net of tax	**2,615**	5,411	1,306	**(52)%**	N/M
Net income (loss) from continuing operations attributable to Array shareholders	**169,652**	(85,875)	7,071	**N/M**	N/M
Net income (loss) from discontinued operations	**(103,074)**	48,886	49,540	**N/M**	(1)%
Less: Net income from discontinued operations attributable to noncontrolling interests, net of tax	**17,822**	2,414	2,152	**N/M**	12 %
Net income (loss) from discontinued operations attributable to Array shareholders	**(120,896)**	46,472	47,388	**N/M**	(2)%
Net income (loss)	**69,193**	(31,578)	57,917	**N/M**	N/M
Less: Net income attributable to noncontrolling interests, net of tax	**20,437**	7,825	3,458	**N/M**	N/M
Net income (loss) attributable to Array shareholders	$ **48,756**	$ (39,403)	$ 54,459	**N/M**	N/M

Year Ended December 31,	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
(Dollars in thousands)					
Adjusted OIBDA from continuing operations (Non-GAAP)[1]	$ 1,476	$ (51,099)	$ (60,493)	N/M	16 %
Adjusted EBITDA from continuing operations (Non-GAAP)[1]	$ 194,316	$ 121,921	$ 107,570	59 %	13 %
Capital expenditures from continuing operations[2]	$ 29,911	$ 19,123	$ 41,040	56 %	(53)%

N/M - Percentage change not meaningful

[1]   Refer to Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for a reconciliation of this measure.

[2]   Refer to Liquidity and Capital Resources within this MD&A for additional information on Capital expenditures.

Key components of changes in the statement of operations items were as follows:

2025-2024 Commentary

Site rental revenues

Site rental revenues increased in 2025 primarily as a result of the execution of the T-Mobile MLA, pursuant to which T-Mobile leases space on an additional minimum 2,015 Array-owned towers, which were not under existing leases with T-Mobile, for a minimum of 15 years and leases space on approximately 1,800 Array-owned towers on an interim basis. The duration of the interim lease is 30 months, and T-Mobile may cancel such interim leases at their option on a tower-by-tower basis at any time. Array expects T-Mobile to cancel the interim leases prior to the full 30-month duration, and expects revenue to decline correspondingly. Revenue from the interim leases in 2025, which represents five months of revenue from the August 1, 2025 MLA commencement date, was $13.6 million. Further, the MLA extends the license term for approximately 600 existing T-Mobile colocations on Array towers for a new 15-year term commencing on August 1, 2025.

Array received a letter from DISH Wireless dated in September 2025 claiming that its obligations under its Master Lease Agreement with Array are excused due to actions taken by the FCC and subsequent agreements to sell spectrum assets. Site rental revenues from DISH Wireless were $6.5 million in 2025. Further, DISH Wireless is contractually committed to levels of revenue commensurate with 2025, subject to escalators, through 2031, and a declining revenue commitment in 2032-2035. DISH Wireless has failed to make certain payments due to Array under their contractual commitment. While Array believes that DISH Wireless' claim that its obligation under its Agreement with Array are excused is without merit, Array cannot predict with certainty whether and the degree to which its current or future year revenues will be negatively impacted as a result of this claim.

Services revenues

Services revenue increased in 2025 due primarily to an increase in application and related fees as a result of Array fully insourcing sales and leasing operations in early 2025. Additionally, the T-Mobile integration drove significant service revenue due to fees collected for structural analysis performed. Prior to this operational change, a large majority of these fees were retained by the outsourced provider as a component of their compensation.

Cost of operations

Cost of operations increased in 2025 due primarily to an increase in cell site ground rent related to annual escalators and additional sites, and an increase in structural analysis expense as a result of the T-Mobile MLA.

Selling, general and administrative

Selling, general and administrative expenses decreased in 2025 due primarily to decreases in expenses related to the strategic alternative review, partially offset by an increase in bad debts expense. Selling, general and administrative expenses in the second half of 2025 include costs to support the winddown of the legacy wireless operations. These expenses are expected to persist at a declining rate into future periods.

Loss on impairment of licenses

Loss on impairment of licenses decreased in 2025 due to decreases in the amount of impairments recorded on wireless spectrum licenses. See Note 7 — Intangible Assets in the Notes to Consolidated Financial Statements for additional information regarding these impairments.

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities represents Array's share of net income from entities in which it has a noncontrolling interest and that are accounted for using the equity method or the net asset value practical expedient. Array holds noncontrolling interests in three entities in the state of Iowa that sold their wireless operations to T-Mobile in three separate transactions on August 1, 2025, the same date that Array sold its wireless operations to T-Mobile. As a result of the Iowa entities' sale of their wireless operations, these entities recognized a gain on sale, and Array's proportionate share of the gain was included in Equity in earnings of unconsolidated entities in the amount of $33.4 million, which was the primary driver of the year-over-year increase in 2025. See Note 8 — Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements for additional information.

Interest and dividend income

Interest and dividend income increased in 2025 due primarily to an increase in interest income earned on the proceeds from the sale of the wireless operations to T-Mobile.

Interest expense

Interest expense from continuing operations excludes interest costs in all periods associated with term loans repaid, and debt exchanged, in conjunction with the sale of Array's wireless operations to T-Mobile. As a result, Interest expense increased in 2025 due primarily to the new term loan that Array entered into in August 2025, and lower capitalized interest. See Market Risk for additional information regarding maturities of long-term debt and weighted average interest rates.

Short-term imputed spectrum lease income

Short-term imputed spectrum lease income increased in 2025 due to the execution of the Short-Term Spectrum Manager Lease Agreement and Short-Term Spectrum Manager Sublease Agreements, which provide T-Mobile with an exclusive license to use certain Array spectrum assets and leases at no cost for up to one year. The portion of the purchase price allocated to the use of this spectrum will be amortized over one year.

Income tax expense (benefit)

Income tax benefit on continuing operations increased in 2025 due primarily to favorable reductions to valuation allowances related to deferred tax assets that are now likely to be realized by the taxable income generated from the sale of wireless operations and select spectrum assets to T-Mobile, and/or the future License Purchase Agreements classified as held for sale as of December 31, 2025. This increase was partially offset by a decrease in the deferred tax benefit on the impairment of certain wireless spectrum licenses, which was smaller in 2025 than the impairment recorded in 2024.

See Note 4 – Income Taxes in the Notes to Consolidated Financial Statements for additional information.

Net income (loss) from discontinued operations attributable to Array shareholders

Net income (loss) from discontinued operations decreased in 2025 as a result of the sale of the wireless operations on August 1, 2025 and the corresponding loss on sale recognized on that date. See Note 2 — Discontinued Operations in the Notes to Consolidated Financial Statements for additional information related to the components of Net income (loss) from discontinued operations.

2024-2023 Commentary

Site rental revenues

Site rental revenues increased in 2024 due primarily to an increase in new tenant lease executions.

Cost of operations

Cost of operations increased in 2024 as a result of increases in cell site ground rent and maintenance expenses.

Loss on impairment of licenses

Loss on impairment of licenses increased in 2024 due to the wireless spectrum license impairment change recorded during the third quarter of 2024. See Note 7 — Intangible Assets in the Notes to Consolidated Financial Statements for additional information regarding this impairment.

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities represents Array's share of net income from entities in which it has a noncontrolling interest and that are accounted for using the equity method or the net asset value practical expedient. See Note 8 — Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements for additional information.

Income tax expense (benefit)

Income tax expense decreased in 2024 due primarily to the deferred tax impact of the wireless spectrum license impairment charge recorded in the third quarter of 2024.

See Note 4 — Income Taxes in the Notes to Consolidated Financial Statements for additional information.

Net income (loss) from discontinued operations attributable to Array shareholders

See Note 2 — Discontinued Operations in the Notes to Consolidated Financial Statements for additional information related to the components of Net income (loss) from discontinued operations.

Liquidity and Capital Resources

Sources of Liquidity

Array believes that existing cash and investment balances, expected and potential dispositions of spectrum assets, distributions from unconsolidated entities, expected cash flows from operating activities and funds available under its financing agreements will provide sufficient liquidity for Array to meet its funding needs. Array requires funding for, among other uses, day-to-day operations, capital expenditures, debt service requirements and potential acquisitions of land, land easements or additional towers.

Cash and Cash Equivalents

The majority of Array's Cash and cash equivalents are held in money market funds that purchase only debt issued by the U.S. Treasury or U.S. government agencies and bank deposit accounts. The primary objective of Array's Cash and cash equivalents investment activities is to preserve principal. Array's Cash and cash equivalents were $113.4 million and $143.7 million at December 31, 2025 and 2024, respectively. Refer to the Consolidated Cash Flow Analysis for additional information related to changes in Cash and cash equivalents.

In January 2026, Array closed on the sale of certain 3.45 GHz and 700MHz wireless spectrum licenses to AT&T for total proceeds of $1,018.0 million and expects a cash income tax liability on the transaction of approximately $130.0 million, most of which will be paid during the second quarter of 2026, pursuant to the Tax Allocation Agreement which provides that Array remits income tax payments to TDS consistent with when such payments would be paid if Array and its subsidiaries were a separate affiliated group. In February 2026, Array paid a special dividend per Common and Series A outstanding share of $10.25 for a total amount paid of $885.5 million.

Financing

Revolving Credit Agreement

Array has an unsecured revolving credit agreement with a maximum borrowing capacity of $100.0 million. Amounts under the agreement may be borrowed, repaid and reborrowed from time to time until maturity in December 2030. As of December 31, 2025, there were no outstanding borrowings under the agreement, except for letters of credit, and Array's unused borrowing capacity was $99.9 million.

Term Loan Agreements

In August 2025, Array repaid the entire outstanding borrowings under its term loan agreements of $713.3 million.

In August 2025, Array borrowed $325.0 million under a term loan agreement with CoBank, ACB. The maturity date of the term loan is June 2030. Borrowings bear interest at a rate of Secured Overnight Financing Rate (SOFR) plus 2.50%.

Export Credit Financing Agreement

In August 2025, Array repaid the entire outstanding borrowings under its term loan agreement with Export Development Canada of $150.0 million.

Debt Covenants

The revolving credit agreement and term loan agreement with CoBank require Array to comply with certain affirmative and negative covenants, which include certain financial covenants that may restrict the borrowing capacity available. Following the sale of the Array wireless operations to T-Mobile, Array is required to maintain a Consolidated Leverage Ratio, as defined in the agreements, as of the end of any fiscal quarter from and including the quarter in which such sale occurs at a level not to exceed 3.50 to 1.00. Array is also required to maintain the Consolidated Interest Coverage Ratio at a level not lower than 3.00 to 1.00 as of the end of any fiscal quarter. Array believes that it was in compliance as of December 31, 2025 with all such financial covenants.

Array believes that it was in compliance as of December 31, 2025, with all covenants and other requirements set forth in the Array long-term debt indentures. Array has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such indentures.

Other Long-Term Financing

The T-Mobile transaction to sell the wireless operations and select spectrum assets included a debt exchange offer whereby debt issued by Array could be exchanged for debt issued by T-Mobile, which reduced the cash portion of the purchase price. The debt exchange offering closed on August 5, 2025 and resulted in the exchange of $1,680.1 million of long-term debt comprised of the following Array notes: $488.9 million of 6.7% Senior Notes, $394.2 million of 6.25% Senior Notes, $401.5 million of 5.5% March 2070 Senior Notes and $395.5 million of 5.5% June 2070 Senior Notes. As a result, on August 5, 2025, after the debt exchange, Array retained $363.9 million of senior notes, consisting of $55.1 million of 6.7% Senior Notes, $105.8 million of 6.25% Senior Notes, $98.5 million of 5.5% March 2070 Senior Notes, and $104.5 million of 5.5% June 2070 Senior Notes. The write-off of the unamortized discount and debt issuance costs related to the exchanged debt of $47.7 million was recorded to (Gain) loss on sale of business and other exit costs, net within discontinued operations in 2025.

Array has an effective shelf registration statement on Form S-3 to issue senior or subordinated debt securities, preferred shares and depositary shares. The proceeds from any such issuance may be used for general corporate purposes, including the possible reduction of other short-term or long-term debt; spectrum purchases; capital expenditures; acquisition, construction and development programs; working capital; additional investments in subsidiaries; or the repurchase of shares. The ability of Array to complete an offering pursuant to such shelf registration statement is subject to market conditions and other factors at the time.

Array, at its discretion, may from time to time seek to retire or purchase its outstanding debt through cash purchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Refer to Market Risk — Long-Term Debt for additional information regarding required principal payments and the weighted average interest rates related to Array's Long-term debt.

See Note 2 — Discontinued Operations and Note 12 — Debt in the Notes to Consolidated Financial Statements for additional information related to financing activities.

Credit Ratings

In certain circumstances, Array's interest cost on its various agreements may be subject to increase if its current credit ratings from nationally recognized credit rating agencies are lowered, and may be subject to decrease if the ratings are raised. Array's agreements do not cease to be available nor do the maturity dates accelerate solely as a result of a downgrade in credit rating. However, a downgrade in Array's credit rating or TDS' credit rating could adversely affect Array's ability to renew the agreements, obtain consents, waivers, or amendments, or obtain access to other credit agreements in the future.

The Array issuer credit ratings as of December 31, 2025, and the dates such ratings were issued were as follows:

Rating Agency	Rating	Outlook
Moody's (issued August 2025)	Ba1	stable outlook
Standard & Poor's (issued August 2025)	BBB-	stable outlook
Fitch Ratings (issued September 2025)	BB+	stable outlook

Capital Requirements

The discussion below is intended to highlight some of the significant cash outlays expected during 2026 and beyond and to highlight the spending incurred in current and prior years for these items. This discussion does not include cash required to fund normal operations, and is not a comprehensive list of capital requirements. Significant cash requirements that are not routine or in the normal course of business could arise from time to time.

Capital Expenditures

Capital expenditures for continuing operations (i.e., additions to property, plant and equipment), which include the effects of accruals and capitalized interest, for 2025, 2024 and 2023 were $29.9 million, $19.1 million and $41.0 million, respectively. Capital expenditures were used principally for tower maintenance, purchases of land interests, tower builds and one-time costs of migrating the tower light monitoring function to Array's long-term solution.

Array's capital expenditures for 2026 are expected to be between $25.0 and $35.0 million. These capital expenditures are expected to be used for purchases of land interests which are opportunistic in nature, tower maintenance, tower builds and one-time costs of migrating the tower light monitoring function to Array's long-term solution.

Divestitures

See Note 6 — Acquisitions and Divestitures in the Notes to Consolidated Financial Statements for additional information related to divestitures.

Other Obligations

Array will require capital for future spending on existing contractual obligations, which primarily include long-term debt obligations and ground lease commitments.

Common Share Repurchase Program

During 2025, Array repurchased 328,835 Common Shares for $20.9 million at an average cost per share of $63.49. As of December 31, 2025, the total cumulative amount of Array Common Shares authorized to be repurchased is 658,107.

For additional information related to the current repurchase authorization, see Note 16 — Common Shareholders' Equity in the Notes to Consolidated Financial Statements.

Dividends

Array has not paid any regular cash dividends in past periods. In conjunction with the close of the transaction of the sale of Array's wireless operations to T-Mobile on August 1, 2025, on this same date, the Array Board of Directors declared a special dividend per Common and Series A outstanding share of $23.00 for shareholders of record on August 11, 2025, which was paid on August 19, 2025. In conjunction with the close of the transaction of the sale of spectrum licenses to AT&T on January 13, 2026, on this same date, the Array Board of Directors declared a special dividend per Common and Series A outstanding share of $10.25 for shareholders of record on January 23, 2026, which was paid on February 2, 2026. Array expects its pending sale of spectrum licenses to Verizon, which is subject to regulatory approval and customary closing conditions, to deliver substantial proceeds and expects its Board of Directors to declare a special dividend upon closure of the transaction. While no decisions have been made, the Array Board of Directors may declare regular cash dividends after the close of the Verizon transaction.

Consolidated Cash Flow Analysis

The following discussion summarizes Array's cash flow activities in 2025, 2024 and 2023. Cash flows may fluctuate from quarter to quarter and year to year due to timing and other factors. This discussion is intended to highlight the significant changes and is not intended to fully reconcile the changes.

2025 Commentary

Array's Cash, cash equivalents and restricted cash decreased $45.7 million. Net cash used in operating activities related to continuing operations was $75.1 million due to net income of $172.3 million adjusted for non-cash items of $115.1 million, distributions received from unconsolidated entities of $215.6 million including $79.5 million in distributions from the Los Angeles SMSA Limited Partnership (LA Partnership). Distributions from noncontrolling wireless entities managed by Array included a special distribution of $42.5 million related to the proceeds received by three entities in the state of Iowa that sold their wireless operations to T-Mobile on August 1, 2025. In addition, distributions from certain equity method investments operated by Verizon included a special distribution of $25.3 million related to proceeds received by Verizon managed entities related to Verizon's tower transaction with Vertical Bridge that closed in December 2024. Distributions were partially offset by lower current year distributions due to adjustments made by certain equity method investees for prior period activity. The changes in working capital items which decreased net cash by $197.6 million were primarily driven by the payment of associate bonuses, deferred revenue related to spectrum leases and the timing of tax payments. Net cash provided by operating activities related to discontinued operations were $125.7 million.

Cash flows used for investing activities related to continuing operations were $24.6 million, due primarily to payments for property, plant and equipment of $27.2 million. Cash flows provided by investing activities related to discontinued operations were $2,462.4 million.

Cash flows used for financing activities related to continuing operations were $2,663.8 million, due primarily to dividends paid to Array shareholders of $1,986.7 million, repayments on long-term debt agreements of $875.3 million, tax withholdings, net of cash receipts, for stock-based compensation awards of $63.4 million due to awards that accelerated upon change in control and associate terminations, distributions to noncontrolling interest of $27.6 million due to the sale of the wireless operations to T-Mobile and repurchases of $21.4 million in Common Shares. These were partially offset by $325.0 million borrowed under the CoBank term loan agreement. Cash flows used for financing activities related to discontinued operations were $20.5 million.

2024 Commentary

Array's Cash, cash equivalents and restricted cash decreased $20.8 million. Net cash provided by operating activities related to continuing operations was $38.4 million due to net loss of $80.5 million adjusted for non-cash items of $10.8 million and distributions received from unconsolidated entities of $168.7 million including $74.8 million in distributions from the LA Partnership. This was partially offset by changes in working capital which decreased net cash by $60.6 million. The working capital changes were primarily driven by the timing of tax and vendor payments. Net cash provided by operating activities related to discontinued operations were $844.1 million.

Cash flows used for investing activities related to continuing operations were $37.7 million, which included payments for wireless spectrum licenses of $19.2 million and payments for property, plant and equipment of $18.5 million. Cash flows used for investing activities related to discontinued operations were $518.6 million.

Cash flows used for financing activities related to continuing operations were $280.4 million, due primarily to repayments on long-term debt agreements of $248.0 million, repurchases of $54.1 million in Common Shares and tax withholdings, net of cash receipts, for stock-based compensation awards of $11.2 million. These were partially offset by $40.0 million borrowed under the receivables securitization agreement. Cash flows used for financing activities related to discontinued operations were $66.6 million.

2023 Commentary

Array's Cash, cash equivalents and restricted cash decreased $128.4 million. Net cash provided by operating activities related to continuing operations was $49.4 million due to net income of $8.4 million adjusted for non-cash items of $79.9 million and distributions received from unconsolidated entities of $150.3 million including $69.1 million in distributions from the LA Partnership. This was partially offset by changes in working capital items which decreased net cash by $29.4 million. The working capital changes were primarily driven by the timing of vendor and tax payments. Net cash provided by operating activities related to discontinued operations were $817.5 million.

Cash flows used for investing activities related to continuing operations were $152.9 million, which included payments for wireless spectrum licenses of $128.6 million and payments for property, plant and equipment of $40.6 million. Cash flows used for investing activities related to discontinued operations were $568.0 million.

Cash flows used for financing activities related to continuing operations were $208.7 million, due primarily to repayments on long-term debt agreements of $452.5 million and repayments on short-term debt agreements of $60.0 million. These were partially offset by $315.0 million borrowed under the receivables securitization agreement. Cash flows used for financing activities related to discontinued operations were $65.6 million.

Consolidated Balance Sheet Analysis

The following discussion addresses certain captions in the consolidated balance sheet and changes therein. This discussion is intended to highlight the significant changes and is not intended to fully reconcile the changes. Notable balance sheet changes during 2025 were as follows:

Current assets of discontinued operations

Current assets of discontinued operations decreased $1,163.0 million due to the sale of wireless operations to T-Mobile on August 1, 2025. See Note 2 — Discontinued Operations in the Notes to Consolidated Financial Statements for additional information.

Non-current assets held for sale

Non-current assets held for sale increased $1,591.7 million due to spectrum license transactions executed in 2024 and 2025. See Note 6 — Acquisitions and Divestitures in the Notes to Consolidated Financial Statements for additional information.

Non-current assets of discontinued operations

Non-current assets of discontinued operations decreased $4,499.1 million due to the sale of wireless operations to T-Mobile on August 1, 2025. See Note 2 — Discontinued Operations in the Notes to Consolidated Financial Statements for additional information.

Licenses

Licenses decreased $1,639.3 million due primarily to the transfer of spectrum licenses related to transactions executed in 2024 and 2025 to Non-current assets held for sale. See Note 6 — Acquisitions and Divestitures in the Notes to Consolidated Financial Statements for additional information.

Current portion of long-term debt

Current portion of long-term debt decreased $17.9 million due primarily to the repayment of all outstanding debt on the term loan agreements and receivables securitization agreement.

Customer deposits and deferred revenues

Customer deposits and deferred revenues increased $84.2 million due primarily to the deferral of a portion of the T-Mobile purchase price related to T-Mobile's use of certain spectrum assets at no cost for up to one year. See Note 2 — Discontinued Operations in the Notes to Consolidated Financial Statements for additional information.

Accrued compensation

Accrued compensation decreased $85.2 million due primarily to associate bonus payments in March 2025 and reduction of headcount related to the sale of wireless operations.

Current liabilities of discontinued operations

Current liabilities of discontinued operations decreased $651.3 million due to the sale of wireless operations to T-Mobile on August 1, 2025. See Note 2 — Discontinued Operations in the Notes to Consolidated Financial Statements for additional information.

Non-current liabilities of discontinued operations

Non-current liabilities of discontinued operations decreased $2,310.7 million due to the sale of wireless operations to T-Mobile on August 1, 2025. See Note 2 — Discontinued Operations in the Notes to Consolidated Financial Statements for additional information.

Deferred income tax liability, net

Deferred income tax liability, net decreased $341.2 million due primarily to tax impacts of the sale of the wireless operations to T-Mobile on August 1, 2025, as well as reductions to valuation allowances related to deferred tax assets that are now likely to be realized by the taxable income generated from the pending License Purchase Agreements classified as held for sale as of December 31, 2025. See Note 2 — Discontinued Operations and Note 6 — Acquisitions and Divestitures in the Notes to Consolidated Financial Statements for additional information.

Other deferred liabilities and credits

Other deferred liabilities and credits increased $115.0 million due primarily to expected decommissioning costs for certain equipment under the terms of the Securities Purchase Agreement and an increase in the asset retirement obligation due to updated removal cost estimates.

Long-term debt, net

Long-term debt, net decreased $531.5 million due primarily to the repayment of the term loan agreements and export credit financing agreement, partially offset by a borrowing on the term loan agreement with CoBank, ACB. See Note 12 — Debt in the Notes to Consolidated Financial Statements for additional information.

Noncontrolling interests with redemption features

Noncontrolling interests with redemption features decreased $15.8 million due to the acquisition of the remaining interest of King Street Wireless, LLC and Sunshine Spectrum, LLC. See Note 6 — Acquisitions and Divestitures in the Notes to Consolidated Financial Statements for additional information.

Application of Critical Accounting Policies and Estimates

Array prepares its consolidated financial statements in accordance with GAAP. Array's significant accounting policies are discussed in detail in Note 1 — Summary of Significant Accounting Policies and Recent Accounting Pronouncements and Note 10 — Leases in the Notes to Consolidated Financial Statements.

Management believes the application of the following critical accounting policies and the estimates required by such application reflect its most significant judgments and estimates used in the preparation of Array's consolidated financial statements.

Wireless Spectrum License Impairment

Wireless spectrum licenses are considered to be indefinite-lived assets, and therefore, are not amortized but are tested for impairment annually or more frequently if there are events or circumstances that cause Array to believe that their carrying values exceed their fair values. Wireless spectrum licenses are tested for impairment at the level of reporting referred to as a unit of accounting.

During the third quarter of 2025, Array continued its efforts to monetize its spectrum assets not subject to pending sale agreements. Based on information obtained through that process, specifically suppressed pricing and decrease in demand for high-band spectrum, Array concluded that there were events and circumstances in the third quarter of 2025 that caused Array to believe the carrying value of one of the units of accounting for remaining spectrum not subject to a pending sale agreement may exceed its respective fair value (i.e., triggering event), and accordingly a quantitative impairment assessment was performed for that unit.

A market approach was used for purposes of the quantitative impairment assessment to value the wireless spectrum licenses for the high-band unit of accounting tested, selecting a point within a range of values established largely through industry benchmarks, FCC auction data, and precedent transactions. The fair value of the wireless spectrum licenses was less than the respective carrying value, and a $47.7 million impairment was recorded to Loss on impairment of licenses for continuing operations in the Consolidated Statement of Operations during the third quarter of 2025. The impairment loss was related to the retained high-band spectrum unit of accounting which includes the 28 GHz, 37 GHz and 39 GHz frequency bands, the carrying value of which was $113.4 million after the impairment loss. The impairment loss is driven by lower fair value attributed to high-band spectrum as a result of industry-wide challenges encountered related to the operationalization of this spectrum.

For purposes of its annual impairment test as of November 1, 2025, Array performed a qualitative test for all seven of its units of accounting. The test considered several factors, including the results of the quantitative impairment assessment performed in the third quarter of 2025 as well as purchase prices of executed agreements to sell certain wireless spectrum licenses and other market factors. Based on these assessments, Array concluded that it was more likely than not that the fair value of each unit of accounting exceeded its respective carrying value. Therefore, no quantitative impairment evaluation was completed.

During the third quarter of 2024, Array concluded that there were events and circumstances that caused Array to believe the carrying values of five units of accounting may exceed their respective fair values (i.e., triggering event), and accordingly a quantitative impairment assessment was performed for those units. There was no triggering event for the other units of accounting.

Based on a market approach valuation, the fair value of the wireless spectrum licenses exceeded their respective carrying values by amounts ranging from 9% to 80% for three of the units of accounting. For two of the units of accounting, the fair value of the wireless spectrum licenses was less than the respective carrying value, and a $136.2 million impairment was recorded to Loss on impairment of licenses for continuing operations in the Consolidated Statement of Operations during the third quarter of 2024. The impairment loss was substantially all related to the retained high-band spectrum unit of accounting which includes the 28 GHz, 37 GHz and 39 GHz frequency bands, the carrying value of which was $161.1 million after the impairment loss. The impairment loss was driven by a change in the units of accounting described above combined with lower fair value primarily attributed to high-band spectrum as a result of industry-wide challenges encountered related to the operationalization of this spectrum.

For purposes of its annual impairment test as of November 1, 2024, Array performed a qualitative test for all twelve of its units of accounting. The test considered several factors, including the results of the quantitative impairment assessment performed in the third quarter of 2024 as well as purchase prices of executed agreements to sell certain wireless spectrum licenses and other market factors. Based on these assessments, Array concluded that it was more likely than not that the fair value of each unit of accounting exceeded its respective carrying value. Therefore, no quantitative impairment evaluation was completed.

Income Taxes

Array is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and Array are parties to a Tax Allocation Agreement which provides that Array and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. For financial statement purposes, Array and its subsidiaries calculate their income, income tax and credits as if they comprised a separate affiliated group. Under the Tax Allocation Agreement between TDS and Array, Array remits its applicable income tax payments to TDS, and receives applicable tax refunds from TDS, consistent with when such payments would be paid or received if Array and its subsidiaries were a separate affiliated group.

The amounts of income tax assets and liabilities, the related income tax provision and the amount of unrecognized tax benefits are critical accounting estimates because such amounts are significant to Array's financial condition and results of operations.

The preparation of the consolidated financial statements requires Array to calculate a provision for income taxes. This process involves estimating the actual current income tax liability together with assessing temporary differences resulting from the different treatment of items for tax purposes. These temporary differences result in deferred income tax assets and liabilities which are included on a net basis in Array's Consolidated Balance Sheet. Array must then assess the likelihood that deferred income tax assets will be realized based on future taxable income and, to the extent management believes that realization is not likely, establish a valuation allowance. Management's judgment is required in determining the provision for income taxes, deferred income tax assets and liabilities and any valuation allowance that is established for deferred income tax assets.

Array recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on management's judgment as to the possible outcome that has a greater than 50% cumulative likelihood of being realized upon ultimate resolution.

See Note 4 — Income Taxes in the Notes to Consolidated Financial Statements for additional information.

Private Securities Litigation Reform Act of 1995
Safe Harbor Cautionary Statement

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain statements that are not based on historical facts and represent forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, that address activities, events or developments that Array intends, expects, projects, believes, estimates, plans or anticipates will or may occur in the future are forward-looking statements. The words "believes," "anticipates," "estimates," "expects," "plans," "intends," "projects" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, those set forth below. See "Risk Factors" in Array's Annual Report on Form 10-K for the year ended December 31, 2025, for a further discussion of these risks. Each of the following risks could have a material adverse effect on Array's business, financial condition or results of operations. However, such factors are not necessarily all of the important factors that could cause actual results, performance or achievements to differ materially from those expressed in, or implied by, the forward-looking statements contained in this document. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements. Array undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

Announced Transactions and Strategic Alternatives Review Risk Factors

- *Closing of the T-Mobile transaction occurred on August 1, 2025, and has required substantial changes to the manner in which Array's remaining business is conducted, which could have a material adverse effect on Array's financial condition and results of operations.*

- *Array entered into License Purchase Agreements with Verizon and T-Mobile to sell certain wireless spectrum licenses. There is no guarantee that such transactions contemplated by the License Purchase Agreements will be consummated. Costs and uncertainties related to these transactions could have adverse effects on Array's financial condition or results of operations.*

Operational Risk Factors

- *An inability to monetize the remaining spectrum assets as well as the ongoing costs to retain the spectrum could adversely affect Array's operations.*

- *Increasing competition in the tower industry could adversely affect Array's revenues, negatively impact future growth and increase its costs to compete.*

- *There are economic and business risks associated with fixed rate annual escalators on colocation revenue contracts.*

- *A substantial portion of Array revenues are derived from a small number of tenants concentrated in the wireless industry and the loss or financial difficulties of such tenants may adversely affect Array's business, financial condition, results of operations and future growth. Array is particularly reliant on its relationship with T-Mobile. DISH Wireless has failed to make certain payments due to Array under their contractual commitment. Lower demand for wireless services, negative trends in the wireless industry or changes in customer business models may decrease the revenues Array receives from its tenants, which could adversely affect Array's business, financial condition, results of operations and future growth.*

- *Inability to protect Array's real estate rights, with respect to land leases, could have an adverse effect on Array's business, financial condition or results of operations.*

- *Advances or changes in technology could reduce the need for tower-based services.*

- *Array's business, financial condition or results of operations may be adversely impacted by extreme weather events, climate-related events, natural disasters (including wildfires) and other unforeseen events.*

- *An inability to attract people of outstanding talent throughout all levels of the organization, to develop their potential through education and assignments, and to retain them by keeping them engaged, challenged and properly rewarded could have an adverse effect on Array's business, financial condition or results of operations.*

- *Costs, integration problems or other factors associated with acquisitions or divestitures of assets could have an adverse effect on Array's business, financial condition or results of operations.*

Financial Risk Factors

- *Uncertainty in Array's or TDS' future cash flow and liquidity, its level of indebtedness or the inability to access capital, deterioration in the capital markets, changes in interest rates, changes in Array's or TDS' credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to Array.*

- *Array has significant investments in wireless operating entities that it does not control. Losses in the value of or cash flows from such investments could have an adverse effect on Array's financial condition, cash flows or results of operations.*

Regulatory, Legal and Governance Risk Factors

- *Failure by Array to timely or fully comply with any existing applicable legislative and/or regulatory requirements or changes thereto could adversely affect Array's business, financial condition or results of operations.*

- *Settlements, judgments, restraints on its current or future manner of doing business and/or costs resulting from pending and future legal and policy proceedings could have an adverse effect on Array's business, financial condition or results of operations.*

- *There could be potential conflicts of interests between TDS and Array.*

- *Certain matters, such as control by TDS and provisions in the Array Restated Certificate of Incorporation, may serve to discourage or make more difficult a change in control of Array or have other consequences.*

General Risk Factors

- *Array has experienced, and in the future expects to experience, cyber-attacks or other breaches of information technology security of varying degrees on a regular basis, which could have an adverse effect on Array's business, financial condition or results of operations.*

- *Disruption in credit or other financial markets, a deterioration of U.S. or global economic conditions or other events could, among other things, impede Array's access to or increase the cost of financing its operating and investment activities and/or result in reduced revenues and lower operating income and cash flows, which would have an adverse effect on Array's business, financial condition or results of operations.*

Market Risk

Long-Term Debt

As of December 31, 2025, approximately 55% of Array's long-term debt was in fixed-rate senior notes and approximately 45% in variable-rate debt. Fluctuations in market interest rates can lead to volatility in the fair value of fixed-rate notes and interest expense on variable-rate debt.

The following table presents the scheduled principal payments on long-term debt, lease obligations and the related weighted average interest rates by maturity dates at December 31, 2025:

	Principal Payments Due by Period	
	Long-Term Debt Obligations[1]	Weighted-Avg. Interest Rates on Long-Term Debt Obligations[2]
(Dollars in thousands)		
2026	$ 4,063	6.2 %
2027	8,125	6.2 %
2028	8,125	6.2 %
2029	12,188	6.2 %
2030	292,500	6.2 %
Thereafter	363,928	5.9 %
Total	$ 688,929	6.1 %

[1] The total long-term debt obligation differs from Long-term debt in the Consolidated Balance Sheet due to unamortized debt issuance costs on all non-revolving debt instruments, and unamortized discounts related to the 6.7% Senior Notes.

[2] Represents the weighted average stated interest rates at December 31, 2025, for debt maturing in the respective periods.

Fair Value of Long-Term Debt

At December 31, 2025 and 2024, the estimated fair value of long-term debt obligations, excluding the current portion of such long-term debt and debt financing costs, was $607.0 million and $1,191.0 million, respectively, and the book value was $684.2 million and $1,216.5 million, respectively. See Note 3 — Fair Value Measurements in the Notes to Consolidated Financial Statements for additional information.

Supplemental Information Relating to Non-GAAP Financial Measures

Array sometimes uses information derived from consolidated financial information but not presented in its financial statements prepared in accordance with GAAP to evaluate the performance of its business. Certain of these measures are considered "non-GAAP financial measures" under U.S. Securities and Exchange Commission Rules. Specifically, Array has referred to the following measures in this Form 10-K Report:

- EBITDA
- Adjusted EBITDA
- Adjusted OIBDA

Following are explanations of each of these measures:

EBITDA, Adjusted EBITDA and Adjusted OIBDA

EBITDA, Adjusted EBITDA and Adjusted OIBDA are defined as Net income (loss) from continuing operations adjusted for the items set forth in the reconciliation below. EBITDA, Adjusted EBITDA and Adjusted OIBDA are not measures of financial performance under GAAP and should not be considered as alternatives to Net income (loss) from continuing operations or Cash flows from operating activities - continuing operations, as indicators of cash flows or as measures of liquidity. Array does not intend to imply that any such items set forth in the reconciliation below are non-recurring, infrequent or unusual; such items may occur in the future.

Management uses Adjusted EBITDA and Adjusted OIBDA as measurements of profitability, and therefore reconciliations to applicable GAAP income measures are deemed appropriate. Management believes Adjusted EBITDA and Adjusted OIBDA are useful measures of Array's operating results before significant recurring non-cash charges, nonrecurring expenses, gains and losses, and other items as presented below as it provides additional relevant and useful information to investors and other users of Array's financial data in evaluating the effectiveness of its operations and underlying business trends in a manner that is consistent with management's evaluation of business performance. Adjusted EBITDA shows adjusted earnings before interest, taxes, depreciation, amortization and accretion, gains and losses, and expenses related to the strategic alternatives review of Array, while Adjusted OIBDA reduces this measure further to exclude Equity in earnings of unconsolidated entities and Interest and dividend income in order to more effectively show the performance of operating activities excluding investment activities. The following tables reconcile EBITDA, Adjusted EBITDA and Adjusted OIBDA to the corresponding GAAP measures, Net income (loss) from continuing operations and/or Operating income (loss).

	2025	2024	2023
(Dollars in thousands)			
Net income (loss) from continuing operations (GAAP)	**172,267**	(80,464)	8,377
Add back:			
Income tax expense (benefit)	**(31,148)**	(19,256)	32,855
Interest expense	**28,222**	12,405	14,606
Depreciation, amortization and accretion	**48,262**	47,212	49,984
EBITDA (Non-GAAP)	**217,603**	(40,103)	105,822
Add back or deduct:			
Expenses related to strategic alternatives review	**2,444**	21,521	8,335
Loss on impairment of licenses	**47,679**	136,234	—
(Gain) loss on asset disposals, net	**1,746**	809	(4,417)
(Gain) loss on license sales and exchanges, net	**(6,123)**	3,460	(2,170)
Short-term imputed spectrum lease income	**(69,033)**	—	—
Adjusted EBITDA (Non-GAAP)	**194,316**	121,921	107,570
Deduct:			
Equity in earnings of unconsolidated entities	**173,754**	161,364	158,296
Interest and dividend income	**18,917**	11,656	9,774
Other, net	**169**	—	(7)
Adjusted OIBDA (Non-GAAP)	**1,476**	(51,099)	(60,493)
Deduct:			
Depreciation, amortization and accretion	**48,262**	47,212	49,984
Expenses related to strategic alternatives review	**2,444**	21,521	8,335
Loss on impairment of licenses	**47,679**	136,234	—
(Gain) loss on asset disposals, net	**1,746**	809	(4,417)
(Gain) loss on license sales and exchanges, net	**(6,123)**	3,460	(2,170)
Operating income (loss) (GAAP)	**$ (92,532)**	$ (260,335)	$ (112,225)

Financial Statements


Array Digital Infrastructure, Inc.
Consolidated Statement of Operations


Year Ended December 31,		**2025**		2024		2023
(Dollars and shares in thousands, except per share amounts)						
Operating revenues						
Site rental	$	**154,654**	$	102,610	$	100,382
Services		**8,307**		323		87
Total operating revenues		**162,961**		102,933		100,469
Operating expenses						
Cost of operations (excluding Depreciation, amortization and accretion reported below)		**79,485**		72,997		67,890
Selling, general and administrative		**84,444**		102,556		101,407
Depreciation, amortization and accretion		**48,262**		47,212		49,984
Loss on impairment of licenses		**47,679**		136,234		—
(Gain) loss on asset disposals, net		**1,746**		809		(4,417)
(Gain) loss on license sales and exchanges, net		**(6,123)**		3,460		(2,170)
Total operating expenses		**255,493**		363,268		212,694
Operating income (loss)		**(92,532)**		(260,335)		(112,225)
Other income (expense)						
Equity in earnings of unconsolidated entities		**173,754**		161,364		158,296
Interest and dividend income		**18,917**		11,656		9,774
Interest expense		**(28,222)**		(12,405)		(14,606)
Short-term imputed spectrum lease income		**69,033**		—		—
Other, net		**169**		—		(7)
Total other income		**233,651**		160,615		153,457
Income (loss) before income taxes		**141,119**		(99,720)		41,232
Income tax expense (benefit)		**(31,148)**		(19,256)		32,855
Net income (loss) from continuing operations		**172,267**		(80,464)		8,377
Less: Net income from continuing operations attributable to noncontrolling interests, net of tax		**2,615**		5,411		1,306
Net income (loss) from continuing operations attributable to Array shareholders		**169,652**		(85,875)		7,071
Net income (loss) from discontinued operations		**(103,074)**		48,886		49,540
Less: Net income from discontinued operations attributable to noncontrolling interests, net of tax		**17,822**		2,414		2,152
Net income (loss) from discontinued operations attributable to Array shareholders		**(120,896)**		46,472		47,388
Net income (loss)		**69,193**		(31,578)		57,917
Less: Net income attributable to noncontrolling interests, net of tax		**20,437**		7,825		3,458
Net income (loss) attributable to Array shareholders	$	**48,756**	$	(39,403)	$	54,459

Array Digital Infrastructure, Inc.
Consolidated Statement of Operations

Year Ended December 31,		2025		2024		2023
(Dollars and shares in thousands, except per share amounts)						
Basic weighted average shares outstanding		85,908		85,633		85,185
Basic earnings (loss) per share from continuing operations attributable to Array shareholders	$	1.98	$	(1.00) $		0.08
Basic earnings (loss) per share from discontinued operations attributable to Array shareholders	$	(1.41)	$	0.54 $		0.56
Basic earnings (loss) per share attributable to Array shareholders	$	0.57	$	(0.46) $		0.64
Diluted weighted average shares outstanding		87,293		85,633		86,732
Diluted earnings (loss) per share from continuing operations attributable to Array shareholders	$	1.94	$	(1.00) $		0.08
Diluted earnings (loss) per share from discontinued operations attributable to Array shareholders	$	(1.38)	$	0.54 $		0.55
Diluted earnings (loss) per share attributable to Array shareholders	$	0.56	$	(0.46) $		0.63

The accompanying notes are an integral part of these consolidated financial statements.

Array Digital Infrastructure, Inc.
Consolidated Statement of Cash Flows

Year Ended December 31,	2025	2024	2023
(Dollars in thousands)			
Cash flows from operating activities			
Net income (loss)	$ 69,193	$ (31,578)	$ 57,917
Net income (loss) from discontinued operations	(103,074)	48,886	49,540
Net income (loss) from continuing operations	172,267	(80,464)	8,377
Add (deduct) adjustments to reconcile net income (loss) to net cash flows from operating activities			
Depreciation, amortization and accretion	48,262	47,212	49,984
Bad debts expense	1,689	(1,729)	1,252
Stock-based compensation expense	1,819	2,728	1,148
Deferred income taxes, net	(37,733)	(16,716)	32,517
Equity in earnings of unconsolidated entities	(173,754)	(161,364)	(158,296)
Distributions from unconsolidated entities	215,599	168,701	150,291
Loss on impairment of licenses	47,679	136,234	—
(Gain) loss on asset disposals, net	1,746	809	(4,417)
(Gain) loss on license sales and exchanges, net	(6,123)	3,460	(2,170)
Other operating activities	1,285	121	113
Changes in assets and liabilities from operations			
Accounts receivable	(6,628)	4,856	(1,527)
Accounts payable	(9,339)	(35,473)	(17,958)
Customer deposits and deferred revenues	(65,025)	(352)	(442)
Accrued taxes	(15,954)	(38,510)	(8,244)
Other assets and liabilities	(100,661)	8,857	(1,276)
Net cash provided by operating activities - continuing operations	75,129	38,370	49,352
Net cash provided by operating activities - discontinued operations	125,707	844,095	817,505
Net cash provided by operating activities	200,836	882,465	866,857
Cash flows from investing activities			
Cash paid for additions to property, plant and equipment	(27,200)	(18,466)	(40,636)
Cash paid for licenses	(4,175)	(19,198)	(128,597)
Cash received from divestitures	5,439	—	1,000
Other investing activities	1,301	—	15,314
Net cash used in investing activities - continuing operations	(24,635)	(37,664)	(152,919)
Net cash provided by (used in) investing activities - discontinued operations	2,462,399	(518,572)	(568,026)
Net cash provided by (used in) investing activities	2,437,764	(556,236)	(720,945)
Cash flows from financing activities			
Issuance of long-term debt	325,000	40,000	315,000
Repayment of long-term debt	(875,250)	(248,000)	(452,500)
Repayment of short-term debt	—	—	(60,000)
Tax withholdings, net of cash receipts, for Array stock-based compensation awards	(63,446)	(11,246)	(5,870)
Repurchase of Common Shares	(21,360)	(54,091)	—
Dividends paid to Array shareholders	(1,986,719)	—	—
Payment of debt issuance costs	(6,418)	—	(1,600)
Distributions to noncontrolling interests	(27,612)	(4,716)	(3,312)
Other financing activities	(8,000)	(2,316)	(412)
Net cash used in financing activities - continuing operations	(2,663,805)	(280,369)	(208,694)
Net cash used in financing activities - discontinued operations	(20,537)	(66,632)	(65,600)
Net cash used in financing activities	(2,684,342)	(347,001)	(274,294)
Net decrease in cash, cash equivalents and restricted cash	(45,742)	(20,772)	(128,382)
Cash, cash equivalents and restricted cash			
Beginning of period	159,142	179,914	308,296
End of period	$ 113,400	$ 159,142	$ 179,914

The accompanying notes are an integral part of these consolidated financial statements.

Array Digital Infrastructure, Inc.
Consolidated Balance Sheet — Assets

December 31,		2025		2024
(Dollars in thousands)				
Current assets				
Cash and cash equivalents	$	**113,400**	$	143,730
Accounts receivable				
Affiliated		**7,420**		1,256
Other, less allowances of $3,090 and $1,540, respectively		**14,236**		11,473
Prepaid expenses		**3,216**		7,060
Current assets of discontinued operations		**—**		1,163,032
Other current assets		**6,515**		18,319
Total current assets		**144,787**		1,344,870
Non-current assets held for sale		**1,591,675**		12
Non-current assets of discontinued operations		**—**		4,499,069
Licenses		**1,642,187**		3,281,508
Investments in unconsolidated entities		**412,608**		453,938
Property, plant and equipment, net of accumulated depreciation and amortization of $690,007 and $653,624, respectively		**388,999**		384,021
Operating lease right-of-use assets		**472,995**		465,274
Other assets and deferred charges		**24,837**		20,289
Total assets[1]	$	**4,678,088**	$	10,448,981

The accompanying notes are an integral part of these consolidated financial statements.

Array Digital Infrastructure, Inc.
Consolidated Balance Sheet — Liabilities and Equity

December 31,		2025		2024
(Dollars and shares in thousands, except per share amounts)				
Current liabilities				
Current portion of long-term debt	$	**4,063**	$	22,000
Accounts payable				
Affiliated		**10,503**		9,722
Trade		**27,892**		26,732
Customer deposits and deferred revenues		**85,945**		1,716
Accrued taxes		**16,884**		27,077
Accrued compensation		**4,322**		89,476
Short-term operating lease liabilities		**15,294**		16,133
Current liabilities of discontinued operations		**20,242**		671,575
Other current liabilities		**14,843**		19,340
Total current liabilities		**199,988**		883,771
Non-current liabilities of discontinued operations		**—**		2,310,660
Deferred liabilities and credits				
Deferred income tax liability, net		**387,030**		728,229
Long-term operating lease liabilities		**509,876**		495,736
Other deferred liabilities and credits		**336,379**		221,376
Long-term debt, net		**670,258**		1,201,725
Commitments and contingencies				
Noncontrolling interests with redemption features		**—**		15,831
Equity				
Array shareholders' equity				
Series A Common and Common Shares				
Authorized 190,000 shares (50,000 Series A Common and 140,000 Common Shares)				
Issued 88,074 shares (33,006 Series A Common and 55,068 Common Shares)				
Outstanding 86,380 shares (33,006 Series A Common and 53,374 Common Shares) and 85,094 shares (33,006 Series A Common and 52,088 Common Shares), respectively				
Par Value ($1.00 per share) ($33,006 Series A Common and $55,068 Common Shares)		**88,074**		88,074
Additional paid-in capital		**1,795,369**		1,782,219
Treasury shares, at cost, 1,694 and 2,980 Common Shares, respectively		**(85,606)**		(111,589)
Retained earnings		**769,789**		2,818,002
Total Array shareholders' equity		**2,567,626**		4,576,706
Noncontrolling interests		**6,931**		14,947
Total equity		**2,574,557**		4,591,653
Total liabilities and equity[1]	$	**4,678,088**	$	10,448,981

The accompanying notes are an integral part of these consolidated financial statements.

---

[1] The consolidated total assets as of December 31, 2025 and 2024, include assets held by current consolidated variable interest entities (VIEs) of $45.0 million and $193.4 million, respectively, which are not available to be used to settle the obligations of Array. The consolidated total liabilities as of December 31, 2025 and 2024, include certain liabilities of current consolidated VIEs of $11.1 million and $24.6 million, respectively, for which the creditors of the VIEs have no recourse to the general credit of Array. See Note 14 — Variable Interest Entities for additional information.

Array Digital Infrastructure, Inc.
Consolidated Statement of Changes in Equity

	Array Shareholders						
(Dollars in thousands, except per share amount)	Series A Common and Common shares	Additional paid-in capital	Treasury shares	Retained earnings	Total Array shareholders' equity	Noncontrolling interests	Total equity
December 31, 2024	$ 88,074	$ 1,782,219	$ (111,589)	$ 2,818,002	$ 4,576,706	$ 14,947	$ 4,591,653
Net income (loss) attributable to Array shareholders	—	—	—	48,756	48,756	—	48,756
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	19,596	19,596
Array Common and Series A Common share dividends ($23.00 per share)	—	—	—	(1,986,719)	(1,986,719)	—	(1,986,719)
Repurchase of Common Shares	—	—	(20,879)	—	(20,879)	—	(20,879)
Incentive and compensation plans	—	13,150	46,862	(110,250)	(50,238)	—	(50,238)
Distributions to noncontrolling interests	—	—	—	—	—	(27,612)	(27,612)
December 31, 2025	$ 88,074	$ 1,795,369	$ (85,606)	$ 769,789	$ 2,567,626	$ 6,931	$ 2,574,557

The accompanying notes are an integral part of these consolidated financial statements.

Array Digital Infrastructure, Inc.
Consolidated Statement of Changes in Equity

| | Array Shareholders | | | | | | |
(Dollars in thousands)	Series A Common and Common shares	Additional paid-in capital	Treasury shares	Retained earnings	Total Array shareholders' equity	Noncontrolling interests	Total equity
December 31, 2023	$ 88,074	$ 1,726,275	$ (80,101)	$ 2,892,127	$ 4,626,375	$ 15,439	$ 4,641,814
Net income (loss) attributable to Array shareholders	—	—	—	(39,403)	(39,403)	—	(39,403)
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	3,109	3,109
Repurchase of Common Shares	—	—	(54,844)	—	(54,844)	—	(54,844)
Incentive and compensation plans	—	55,944	23,356	(34,722)	44,578	—	44,578
Distributions to noncontrolling interests	—	—	—	—	—	(3,601)	(3,601)
December 31, 2024	$ 88,074	$ 1,782,219	$ (111,589)	$ 2,818,002	$ 4,576,706	$ 14,947	$ 4,591,653

The accompanying notes are an integral part of these consolidated financial statements.

Array Digital Infrastructure, Inc.
Consolidated Statement of Changes in Equity

(Dollars in thousands)	Array Shareholders					Noncontrolling interests	Total equity
	Series A Common and Common shares	Additional paid-in capital	Treasury shares	Retained earnings	Total Array shareholders' equity		
December 31, 2022	**$ 88,074**	**$ 1,702,985**	**$ (98,182)**	**$ 2,861,652**	**$ 4,554,529**	**$ 15,751**	**$ 4,570,280**
Net income (loss) attributable to Array shareholders	—	—	—	54,459	54,459	—	54,459
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	2,999	2,999
Incentive and compensation plans	—	23,290	18,081	(23,984)	17,387	—	17,387
Distributions to noncontrolling interests	—	—	—	—	—	(3,311)	(3,311)
December 31, 2023	**$ 88,074**	**$ 1,726,275**	**$ (80,101)**	**$ 2,892,127**	**$ 4,626,375**	**$ 15,439**	**$ 4,641,814**

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 Summary of Significant Accounting Policies and Recent Accounting Pronouncements

On August 1, 2025, United States Cellular Corporation changed its name to Array Digital Infrastructure, Inc. (Array). Array is used throughout this report even when referring to historical periods. As of December 31, 2025, Array, a Delaware Corporation, is an 82.0%-owned subsidiary of Telephone and Data Systems, Inc. (TDS). The Notes to Consolidated Financial Statements are presented for continuing operations, except for Note 2 — Discontinued Operations.

Nature of Operations

Array connects America through digital infrastructure by leasing tower space to tenants and providing ancillary services. Array also holds noncontrolling interests in primarily wireless operating companies and holds certain wireless spectrum licenses. As of December 31, 2025, Array owns 4,450 towers in 19 states. Array has one reportable segment. Through July 31, 2025, Array provided wireless communication services; these operations and certain wireless spectrum licenses were disposed of on August 1, 2025.

Principles of Consolidation

The accounting policies of Array conform to accounting principles generally accepted in the United States of America (GAAP) as set forth in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). Unless otherwise specified, references to accounting provisions and GAAP in these notes refer to the requirements of the FASB ASC. The consolidated financial statements include the accounts of Array, subsidiaries in which it has a controlling financial interest, general partnerships in which Array has a majority partnership interest and certain entities in which Array has a variable interest that requires consolidation into the Array financial statements under GAAP. See Note 14 — Variable Interest Entities for additional information relating to Array's VIEs. Intercompany accounts and transactions have been eliminated. The Consolidated Statement of Comprehensive Income was not included because comprehensive income for the years ended December 31, 2025, 2024 and 2023 equaled net income.

Certain numbers included herein are rounded to thousands or millions for ease of presentation; however, certain calculated amounts and percentages are determined using the unrounded numbers.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less. Cash and cash equivalents subject to contractual restrictions are classified as restricted cash. As of December 31, 2024, restricted cash primarily consists of balances required under the receivables securitization agreement. See Note 12 — Debt for additional information related to the receivables securitization agreement. The following table provides a reconciliation of Cash and cash equivalents and restricted cash reported in the Consolidated Balance Sheet to the total of the amounts in the Consolidated Statement of Cash Flows.

December 31,	2025	2024
(Dollars in thousands)		
Cash and cash equivalents	$ 113,400	$ 143,730
Restricted cash included in Other current assets	—	15,412
Cash, cash equivalents and restricted cash in the statement of cash flows	$ 113,400	$ 159,142

Accounts Receivable and Allowance for Credit Losses

Accounts receivable primarily consist of amounts owed by customers for space on towers, including site inspections, structural analyses and other fees.

Array estimates expected credit losses related to accounts receivable balances based on a review of available and relevant information including current economic conditions, projected economic conditions, historical loss experience, account aging, and other factors that could affect collectability. Expected credit losses are determined for each pool of accounts receivable balances that share similar risk characteristics. The allowance for credit losses is the best estimate of the amount of expected credit losses related to existing accounts receivable. Array does not have any off-balance sheet credit exposure related to its customers.

Inventory

Inventory consisted primarily of wireless devices stated at the lower of cost, which approximated cost determined on a first-in first-out basis, or net realizable value. Net realizable value was determined by reference to the stand-alone selling price. All inventory balances are included in discontinued operations.

Licenses

Licenses consist of direct and incremental costs incurred in acquiring Federal Communications Commission (FCC) wireless spectrum licenses that generally provide Array with the exclusive right to utilize designated radio spectrum within specific geographic service areas to provide wireless service. Although wireless spectrum licenses are issued for a fixed period of time, generally ten years, or in some cases twelve or fifteen years, the FCC has granted license renewals routinely and at a nominal cost. The wireless spectrum licenses held by Array expire at various dates. Array believes that it is probable that its future wireless spectrum license renewal applications will be granted. Array applies a consistent treatment to its wireless spectrum licenses with FCC build-out requirements that have not yet been satisfied as Array believes it is reasonable to assume that such requirements will be met by the FCC imposed deadlines. However, Array's efforts to opportunistically monetize its remaining spectrum assets not subject to executed agreements may impact future build-out requirements and wireless spectrum license renewal applications. Array determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of the wireless spectrum licenses. Therefore, Array has determined that wireless spectrum licenses are indefinite-lived intangible assets.

Array performs its annual impairment assessment of wireless spectrum licenses as of November 1 of each year or more frequently if there are events or circumstances that cause Array to believe it is more likely than not that the carrying value of wireless spectrum licenses exceeds fair value. For purposes of its impairment test, Array had seven units of accounting in 2025 and twelve units of accounting in 2024.

Array performed a quantitative impairment assessment of certain wireless spectrum licenses in the third quarter of 2025 and a qualitative impairment assessment as of its annual testing date of November 1, 2025 to determine whether the wireless spectrum licenses were impaired. Based on the impairment assessment performed during the third quarter of 2025, an impairment of wireless spectrum licenses was recorded. There was no further quantitative assessment or impairment indicated in the fourth quarter of 2025.

Array performed a quantitative impairment assessment in the third quarter of 2024 and a qualitative impairment assessment as of its annual testing date of November 1, 2024 to determine whether the wireless spectrum licenses were impaired. Based on the impairment assessment performed during the third quarter of 2024, an impairment of wireless spectrum licenses was recorded. There was no further quantitative assessment or impairment indicated in the fourth quarter of 2024.

See Note 7 — Intangible Assets for additional details related to the wireless spectrum license impairments.

Investments in Unconsolidated Entities

For its equity method investments for which financial information is readily available, Array records its equity in the earnings of the entity in the current period. For its equity method investments for which financial information is not readily available, Array records its equity in the earnings of the entity on a one quarter lag basis.

Property, Plant and Equipment

Array's Property, plant and equipment is stated at the original cost of construction or purchase including capitalized costs of certain taxes, payroll-related expenses, interest and estimated costs to remove the assets.

Expenditures that enhance the productive capacity of assets in service or extend their useful lives are capitalized and depreciated. Expenditures for maintenance and repairs of assets in service are charged to Cost of operations or Selling, general and administrative expense, as applicable. Retirements and disposals of assets are recorded by removing the original cost of the asset (along with the related accumulated depreciation) from plant in service and recording it, together with proceeds, if any, and net removal costs (removal costs less an applicable accrued asset retirement obligation and salvage value realized), as a gain or loss, as appropriate.

Software licenses that qualify for capitalization as an asset are accounted for as the acquisition of an asset and the incurrence of a liability to the extent that the license fees are not fully paid at acquisition.

Depreciation and Amortization

Depreciation is provided using the straight-line method over the estimated useful life of the related asset.

Array depreciates leasehold improvement assets over periods ranging from one year to thirty years; such periods approximate the shorter of the assets' economic lives or the specific lease terms.

Useful lives of specific assets are reviewed throughout the year to determine if changes in technology or other business changes would warrant accelerating the depreciation of those specific assets. See Note 9 — Property, Plant and Equipment for additional details related to useful lives.

Impairment of Long-Lived Assets

Array reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Array has one asset group for purposes of assessing property, plant and equipment for impairment based on the integrated nature of its assets and operations.

Leases

A lease is generally present in a contract if the lessee controls the use of identified property, plant or equipment for a period of time in exchange for consideration. See Note 10 — Leases for additional details related to leases.

Debt Issuance Costs

Debt issuance costs include underwriters' and legal fees and other charges related to issuing and renewing various borrowing instruments and other long-term agreements and are amortized over the respective term of each instrument. Debt issuance costs related to Array's revolving credit agreement are recorded in Other assets and deferred charges in the Consolidated Balance Sheet. All other debt issuance costs are presented as an offset to the related debt obligation in the Consolidated Balance Sheet.

Asset Retirement Obligations

Array records asset retirement obligations for the fair value of legal obligations associated with asset retirements and a corresponding increase in the carrying amount of the related long-lived asset in the period in which the obligations are incurred. In periods subsequent to initial measurement, Array recognizes changes in the liability resulting from the passage of time and updates to the timing or the amount of the original estimates. The liability is accreted to its estimated settlement date value over the period to the estimated settlement date. The change in the carrying amount of the long-lived asset is depreciated over the average remaining life of the related asset. See Note 11 — Asset Retirement Obligations for additional information.

Treasury Shares

Common Shares repurchased by Array are recorded at cost as treasury shares and result in a reduction of equity. When treasury shares are reissued, Array determines the cost using the first-in, first-out cost method. The difference between the cost of the treasury shares and reissuance price is included in Additional paid-in capital or Retained earnings.

Revenue Recognition

Array receives tower rental revenues when a customer leases space on an Array-owned tower. Array recognizes Site rental revenue on a straight-line basis over the term of the contract. Site rental revenues are generally billed and paid in advance on a monthly basis. Array also recognizes revenue for tower site inspections, structural analyses and other fees when billed to the customer.

Income Taxes

Array is included in a consolidated federal income tax return with other members of the TDS consolidated group. For financial statement purposes, Array and its subsidiaries calculate their income, income taxes and credits as if they comprised a separate affiliated group. Under a tax allocation agreement between TDS and Array, Array remits its applicable income tax payments to and receives applicable tax refunds from TDS. Array had no material tax receivable balance with TDS as of December 31, 2025 and 2024, respectively.

Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for future deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for future taxable temporary differences. Both deferred tax assets and liabilities are measured using the enacted tax rates in effect when the temporary differences are expected to reverse. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Array evaluates income tax uncertainties, assesses the probability of the ultimate settlement with the applicable taxing authority and records an amount based on that assessment. Deferred taxes are reported as a net non-current asset or liability by jurisdiction. Any corresponding valuation allowance to reduce the amount of deferred tax assets is also recorded as non-current. See Note 4 — Income Taxes for additional information.

Stock-Based Compensation and Other Plans

Array has established a long-term incentive plan and a non-employee director compensation plan. These plans are considered compensatory plans, and therefore recognition of costs for grants made under these plans is required.

Array recognizes stock compensation expense based upon the estimated fair value of the specific awards granted on a straight-line basis over the requisite service period, which generally represents the vesting period. Stock-based compensation cost recognized has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Defined Contribution Plans

Array participates in a qualified noncontributory defined contribution pension plan sponsored by TDS; such plan provides pension benefits for the employees of Array and its subsidiaries. Under this plan, pension costs are calculated separately for each participant and are funded annually. Beginning in 2026, Array will no longer make contributions to the plan.

Array also participates in a defined contribution retirement savings plan (401(k) plan) sponsored by TDS.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued Accounting Standards Update (ASU) 2024-03 *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40).* ASU 2024-03 requires more detailed information about specific types of expenses included in the expense captions presented on the face of the Consolidated Statement of Operations. ASU 2024-03 is effective on a prospective or retrospective basis for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Array is evaluating the impact this ASU will have on its financial statement disclosures.

In September 2025, the FASB issued ASU 2025-06 *Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40) – Targeted Improvements to the Accounting for Internal-Use Software*. ASU 2025-06 provides targeted improvements to the accounting for software costs to increase the operability of the recognition guidance considering different methods of software development. ASU 2025-06 is effective on a prospective or retrospective basis for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Array will follow ASU 2025-06 to account for its internal-use software after the effective date. However, this ASU is not expected to have a material impact on Array's financial statements.

In December 2025, the FASB issued ASU 2025-10 *Government Grants (Topic 832) – Accounting for Government Grants Received by Business Entities*. ASU 2025-10 provides specific authoritative guidance for recognition, measurement, and presentation of government grants. ASU 2025-10 is effective on a prospective or retrospective basis for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Array will follow ASU 2025-10 to account for its government grants after the effective date. However, this ASU is not expected to have a material impact on Array's financial statements or disclosures.

In December 2025, the FASB issued ASU 2025-11 *Interim Reporting (Topic 270) – Narrow-Scope Improvements*. ASU 2025-11 provides additional guidance on disclosures that should be provided for interim reporting periods. ASU 2025-11 is effective on a prospective or retrospective basis for interim reporting periods within annual reporting periods beginning after December 15, 2027. Array will follow ASU 2025-11 for its interim reports after the effective date. However, this ASU is not expected to have a material impact on Array's financial statement disclosures.

Note 2 Discontinued Operations

On August 1, 2025, Array sold its wireless operations and select spectrum assets to T-Mobile US, Inc. (T-Mobile) pursuant to a Securities Purchase Agreement (Securities Purchase Agreement). Array met the criteria to classify the wireless operations and select spectrum assets sold to T-Mobile as discontinued operations following the receipt of regulatory approval and subsequent closing of the transaction, all of which occurred during the three months ended September 30, 2025.

Total consideration received was $4,293.8 million after adjustments which included a combination of $2,628.8 million in cash proceeds and $1,665.0 million in debt assumed by T-Mobile through the preliminary results of an exchange offer made to Array's debtholders, which subsequently closed on August 5, 2025. The cash portion of the purchase price was also reduced by unearned contingent consideration of $89.3 million as well as other purchase price adjustments outlined in the Securities Purchase Agreement. The final cash proceeds are subject to adjustment according to the terms and conditions of the Securities Purchase Agreement. As of December 31, 2025, Array recorded an estimated purchase price true-up due to T-Mobile of $20.2 million, which is classified as Current liabilities of discontinued operations in the Consolidated Balance Sheet. Array incurred a cash income tax liability on the T-Mobile transaction of approximately $250.0 million. Certain licenses included in the T-Mobile transaction did not transfer to T-Mobile at the time of close and are subject to FCC approval. At closing, a $16.7 million deferral of the purchase price was recorded related to these spectrum licenses, which is classified as Other deferred liabilities and credits in the Consolidated Balance Sheet. The closing of the transaction triggered the recognition of certain cash and non-cash obligations. Such obligations include contingent advisory fees, employee compensation and severance, employee stock award costs, debt extinguishment, income tax expense, administrative costs and restructuring expenses. Array also may incur significant decommissioning costs for certain equipment and recorded a liability of $65.8 million as of December 31, 2025, which is classified as Other deferred liabilities and credits in the Consolidated Balance Sheet. As of July 31, 2025, the carrying value of the net assets sold to T-Mobile was $2,362.1 million. Array recognized a loss on the transaction of $242.2 million in 2025.

Under the provisions of certain debt agreements, which did not transfer in the sale, Array was required to repay the outstanding borrowings with proceeds from the sale. Given that the repayment of debt is contractually triggered by the sale and the debt exchange is directly related to the T-Mobile transaction, the related interest expense is presented within discontinued operations. See Note 12 — Debt for additional information related to the repayment of debt.

The debt exchange offering closed on August 5, 2025 and resulted in the exchange of $1,680.1 million of long-term debt comprised of the following Array notes: $488.9 million of 6.7% Senior Notes, $394.2 million of 6.25% Senior Notes, $401.5 million of 5.5% March 2070 Senior Notes and $395.5 million of 5.5% June 2070 Senior Notes. As a result, on August 5, 2025, after the debt exchange, Array retained $363.9 million of senior notes, consisting of $55.1 million of 6.7% Senior Notes, $105.8 million of 6.25% Senior Notes, $98.5 million of 5.5% March 2070 Senior Notes, and $104.5 million of 5.5% June 2070 Senior Notes. The write-off of the unamortized discount and debt issuance costs related to the exchanged debt of $47.7 million was recorded to (Gain) loss on sale of business and other exit costs, net within discontinued operations in 2025.

The transaction was structured as an asset sale for income tax purposes. As a result, no current or deferred tax assets or liabilities were transferred to T-Mobile.

On August 1, 2025, a Short-Term Spectrum Manager Lease Agreement and Short-Term Spectrum Manager Sublease Agreements became effective, which provide T-Mobile with an exclusive license to use certain Array spectrum assets and leases at no cost for up to one-year for the sole purpose of providing continued, uninterrupted service to customers. The portion of the purchase price allocated to the use of this spectrum was $149.3 million based on an estimate for fair market value and will be recognized to Short-term imputed spectrum lease income in the continuing operations Consolidated Statement of Operations over the one-year term. As of December 31, 2025, the remaining balance of the deferred purchase price is $84.1 million and is classified as Customer deposits and deferred revenues in the Consolidated Balance Sheet.

On August 1, 2025, Array and T-Mobile entered into a Master License Agreement (MLA), pursuant to which, among other things, T-Mobile has agreed to license from Array, for a minimum of 15 years, space on a minimum of 2,015 towers owned by Array. The MLA also provided that T-Mobile extend the license term for approximately 600 towers owned by Array for a new 15-year term commencing on August 1, 2025. In addition, the MLA provides terms and conditions for T-Mobile, at its option, to revert certain equipment back to Array and would make Array responsible for any decommissioning, remediation, restoration, or disposal costs of such assets.

Following the close of the transaction, TDS entered into a transition services agreement (TSA) with T-Mobile to provide ongoing services and support. The TSA is primarily between TDS and T-Mobile and does not materially impact the Array consolidated financial statements.

The following is a description of principal activities from which the discontinued operations generated its revenues.

Services and products	Nature, timing of satisfaction of performance obligations, and significant payment terms
Wireless services	Wireless service included voice, messaging and data services. Revenue was recognized in Service revenues as wireless service was provided to the customer. Wireless services generally were billed and paid in advance on a monthly basis.
Wireless devices and accessories	Array offered a comprehensive range of wireless devices such as handsets, tablets, mobile hotspots and routers for purchase by its customers, as well as accessories. Array also sold wireless devices to agents and other third-party distributors for resale. Array frequently discounted wireless devices sold to new and current customers. Array also offered customers the option to purchase certain devices and accessories under installment contracts whereby they paid over a specified time period. For certain equipment installment plans, after a specified period of time, the customer may have had the right to upgrade to a new device. Such upgrades required the customer to enter into an equipment installment contract for the new device, and transfer the existing device to Array. Array recognized revenue in Equipment sales revenues when control of the device or accessory was transferred to the customer, agent or third-party distributor, which was generally upon delivery.
Wireless roaming	Array received roaming revenues when other wireless carriers' customers used Array's wireless systems. Array recognized revenue in Service revenues when the roaming service was provided.
Wireless Eligible Telecommunications Carrier (ETC) Revenues	Telecommunications companies may have been designated by states, or in some cases by the FCC, as an ETC to receive support payments from the Universal Service Fund if they provided specified services in "high cost" areas. ETC revenues recognized in the reporting period represented the amounts which Array was entitled to receive for such period, as determined and approved in connection with Array's designation as an ETC in various states.
Activation fees	Array charged its end customers activation fees in connection with the sale of certain services and equipment. Activation fees were deferred and recognized over the period benefited.

Array sold bundled service and equipment offerings. In these instances, Array recognized its revenue based on the relative standalone selling prices for each distinct service or equipment performance obligation, or bundles thereof. Array estimated the standalone selling price of the device or accessory to be its retail price excluding discounts. Array estimated the standalone selling price of service to be the price offered to customers on month-to-month contracts.

The carrying amounts of the major classes of assets and liabilities that transferred in the sale did not meet the criteria to be classified as held for sale in the historical Consolidated Balance Sheet as of December 31, 2024. However, during the three months ended September 30, 2025, Array met the criteria to classify the wireless operations and select spectrum assets sold to T-Mobile as discontinued operations, and therefore, the major classes of assets and liabilities are presented as discontinued operations in the historical Consolidated Balance Sheet, as follows:

	December 31, 2024
(Dollars in thousands)	
Assets	
Accounts receivable, net	$ 942,177
Inventory, net	178,700
Prepaid expenses	39,147
Other current assets	3,008
Total current assets of discontinued operations	1,163,032
Licenses	1,297,720
Property, plant and equipment, net	2,117,517
Operating lease right-of-use assets	461,213
Other assets and deferred charges	622,619
Total non-current assets of discontinued operations	4,499,069
Total assets of discontinued operations	$ 5,662,101
Liabilities	
Current portion of long-term debt	$ 224
Accounts payable	204,861
Customer deposits and deferred revenues	236,053
Accrued taxes	2,836
Accrued compensation	3,032
Short-term operating lease liabilities	125,137
Other current liabilities	99,432
Total current liabilities of discontinued operations	671,575
Long-term operating lease liabilities	326,406
Other deferred liabilities and credits	348,545
Long-term debt, net	1,635,709
Total non-current liabilities of discontinued operations	2,310,660
Total liabilities of discontinued operations	$ 2,982,235

Net Income (loss) from discontinued operations in the Consolidated Statement of Operations consists of the following:

Year Ended December 31,	2025	2024	2023
(Dollars in thousands)			
Operating revenues			
Service	$ 1,659,873	$ 2,884,075	$ 2,943,302
Equipment sales	401,106	782,822	862,170
Total operating revenues	2,060,979	3,666,897	3,805,472
Operating expenses			
System operations (excluding Depreciation, amortization and accretion reported below)	369,907	650,693	672,207
Cost of equipment sold	467,645	906,143	988,164
Selling, general and administrative	688,541	1,227,765	1,266,741
Depreciation, amortization and accretion	351,274	616,429	605,380
(Gain) loss on asset disposals, net	5,314	17,108	21,752
(Gain) loss on sale of business and other exit costs, net	242,165	—	44
Total operating expenses	2,124,846	3,418,138	3,554,288
Operating income (loss)	(63,867)	248,759	251,184
Other income (expense)			
Interest expense	(91,714)	(170,980)	(181,572)
Other, net	(2,217)	(129)	(118)
Total other expense	(93,931)	(171,109)	(181,690)
Income (loss) before income taxes	(157,798)	77,650	69,494
Income tax expense (benefit)	(54,724)	28,764	19,954
Net income (loss) from discontinued operations	$ (103,074)	$ 48,886	$ 49,540

Note 3 Fair Value Measurements

As of December 31, 2025 and 2024, Array did not have any material financial or nonfinancial assets or liabilities that were required to be recorded at fair value in its Consolidated Balance Sheet in accordance with GAAP.

The provisions of GAAP establish a fair value hierarchy that contains three levels for inputs used in fair value measurements. Level 1 inputs include quoted market prices for identical assets or liabilities in active markets. Level 2 inputs include quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets. Level 3 inputs are unobservable. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. A financial instrument's level within the fair value hierarchy is not representative of its expected performance or its overall risk profile and therefore, Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets.

Array has applied the provisions of fair value accounting for purposes of computing the fair value of financial instruments for disclosure purposes as displayed below.

	Level within the Fair Value Hierarchy	December 31, 2025		December 31, 2024	
		Book Value	Fair Value	Book Value	Fair Value
(Dollars in thousands)					
Long-term debt	2	$ 684,202	$ 606,961	$ 1,216,454	$ 1,191,040

Long-term debt excludes the current portion of Long-term debt and debt financing costs. The fair value of Long-term debt was estimated using various methods, including quoted market prices and discounted cash flow analyses.

The fair values of Cash and cash equivalents and restricted cash approximate their book values due to the short-term nature of these financial instruments.

Note 4 Income Taxes

Array is included in a consolidated federal income tax return and in certain state income tax returns with other members of the TDS consolidated group. For financial statement purposes, Array and its subsidiaries compute their income tax expense as if they comprised a separate affiliated group and were not included in the TDS consolidated group.

Array's current income taxes balances at December 31, 2025 and 2024, were as follows:

December 31,	2025	2024
(Dollars in thousands)		
Federal income taxes payable	$ (3,421)	$ (1,261)
Net state income taxes receivable (payable)	(292)	123

Income tax expense (benefit) from continuing operations is summarized as follows:

Year Ended December 31,	2025	2024	2023
(Dollars in thousands)			
Current			
Federal	$ 277	$ 245	$ (1,727)
State	6,307	(2,786)	2,064
Deferred			
Federal	16,567	(11,704)	11,288
Federal - valuation allowance adjustment	(35,341)	—	—
State	24,653	(5,011)	21,230
State - valuation allowance adjustment	(43,611)	—	—
Total income tax expense (benefit)	$ (31,148)	$ (19,256)	$ 32,855

Array's cash tax payments (refunds) made to (received from) significant jurisdictions are as follows:

Year Ended December 31,	2025	2024	2023
(Dollars in thousands)			
Federal	$ 246,817	$ 34,567	$ 879
Maine	—	—	464
Oregon	—	—	975
Virginia	—	—	740
Other	4,954	1,743	216
Total income taxes paid (refunded)	$ 251,771	$ 36,310	$ 3,274

A reconciliation of Array's income tax expense from continuing operations computed at the statutory rate to the reported income tax expense from continuing operations, and the statutory federal income tax rate to Array's effective income tax rate is as follows:

Year Ended December 31,	2025		2024		2023	
	Amount	Rate	Amount	Rate	Amount	Rate
(Dollars in thousands)						
Statutory federal income tax expense and rate	$ 29,635	21.0 %	$ (20,941)	21.0 %	$ 8,659	21.0 %
State income taxes, net of federal benefit[1]	(14,617)	(10.4)	(3,881)	3.9	17,261	41.9
Change in unrecognized tax benefits	4,508	3.2	(2,434)	2.4	(450)	(1.1)
Change in federal valuation allowance[2]	(44,499)	(31.5)	9,165	(9.2)	8,350	20.3
Compensation adjustments	(285)	(0.2)	281	(0.3)	160	0.4
Dividends-received deduction	(6,654)	(4.7)	(2,008)	2.0	(1,202)	(2.9)
Other differences, net	764	0.5	562	(0.5)	77	0.1
Total income tax expense (benefit) and rate	$ (31,148)	(22.1)%	$ (19,256)	19.3 %	$ 32,855	79.7 %

[1] State income taxes, net of federal benefit, includes adjustments to state valuation allowances. State taxes in 2025 include tax benefits of $34.5 million related to expected realization of state tax attributes by the T-Mobile transaction as well as the sale of certain wireless spectrum licenses classified as held for sale, partially offset by $15.5 million of discrete expense related to state apportionment changes following the disposal of the wireless business. State taxes in 2023 include discrete valuation allowance adjustments that did not recur in 2024 or 2025.

The states that make up the majority of state income tax benefit in 2025 include Wisconsin and Illinois which are partially offset by California state tax expense. The states that make up the majority of state income taxes in 2024 include Wisconsin, California and Oregon. The states that make up the majority of state income taxes in 2023 include Wisconsin and Illinois.

[2] Change in federal valuation allowance in 2025 is due primarily to deferred tax assets that are now likely to be realized by the taxable income generated by the T-Mobile transaction, as well as the pending sale of certain wireless spectrum licenses classified as held for sale. The change in federal valuation allowance in 2024 and 2023 was due primarily to annual interest expense from partnership investments that carryforward but were not deemed likely to be realized.

Significant components of Array's deferred income tax assets and liabilities at December 31, 2025 and 2024, were as follows:

December 31,	2025	2024
(Dollars in thousands)		
Deferred tax assets		
Net operating loss (NOL) carryforwards	$ 129,266	$ 142,494
Lease liabilities	134,832	237,797
Contract liabilities	—	58,075
Interest expense carryforwards	17,400	124,888
Asset retirement obligation	48,863	84,416
Other	53,768	64,609
Total deferred tax assets	384,129	712,279
Less valuation allowance	(114,580)	(180,827)
Net deferred tax assets	269,549	531,452
Deferred tax liabilities		
Property, plant and equipment	70,588	389,459
Licenses/intangibles	379,083	420,847
Partnership investments	77,534	191,171
Lease assets	122,518	223,603
Other	1,869	34,482
Total deferred tax liabilities	651,592	1,259,562
Net deferred income tax liability	$ 382,043	$ 728,110
Presented in the Consolidated Balance Sheet as:		
Deferred income tax liability, net	$ 387,030	$ 728,229
Other assets and deferred charges	(4,987)	(119)
Net deferred income tax liability	$ 382,043	$ 728,110

At December 31, 2025, Array and certain subsidiaries had $24.2 million of federal NOL carryforwards (generating a $5.1 million deferred tax asset) available to offset future taxable income subject to certain limitations. The federal NOL carryforwards generally expire between 2026 and 2037, with the exception of federal NOLs generated after 2017, which do not expire. Array and certain subsidiaries had $2,953.5 million of state NOL carryforwards (generating a $124.0 million deferred tax asset) available to offset future taxable income. The state NOL carryforwards generally expire between 2026 and 2045. A valuation allowance was established for certain federal and state NOL carryforwards since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

At December 31, 2025, Array and certain subsidiaries had $5.0 million of federal interest expense carryforwards (generating a $1.1 million deferred tax asset) available to offset future taxable income. The federal interest expense carryforwards do not expire. Array and certain subsidiaries had $461.3 million of state interest expense carryforwards (generating a $16.3 million deferred tax asset) available to offset future taxable income. The state interest expense carryforwards generally do not expire. A valuation allowance was established for certain federal and state interest expense carryforwards since it is more likely than not that a portion of such carryforwards will not be utilized.

A summary of Array's deferred tax asset valuation allowance is as follows:

		2025		2024		2023
(Dollars in thousands)						
Balance at beginning of year	$	180,827	$	145,839	$	114,850
Charged (credited) to Income tax expense - continuing operations		(78,952)		11,794		15,356
Charged to Income tax expense - discontinued operations		12,705		23,194		15,633
Balance at end of year	$	114,580	$	180,827	$	145,839

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

		2025		2024		2023
(Dollars in thousands)						
Unrecognized tax benefits balance at beginning of year	$	28,807	$	35,713	$	35,540
Additions for tax positions of current year		11,138		6,113		9,032
Additions for tax positions of prior years		239		—		—
Reductions for tax positions of prior years		(1,902)		(6,276)		(2,992)
Reductions for settlements of tax positions		—		(11)		—
Reductions for lapses in statutes of limitations		(3,746)		(6,732)		(5,867)
Unrecognized tax benefits balance at end of year	$	34,536	$	28,807	$	35,713

Unrecognized tax benefits are included in Other deferred liabilities and credits in the Consolidated Balance Sheet. If these benefits were recognized at each respective year end period, they would have reduced income tax expense by $27.3 million, $22.8 million and $28.2 million in 2025, 2024 and 2023, respectively, net of the federal benefit from state income taxes.

Array recognizes accrued interest and penalties related to unrecognized tax benefits in Income tax expense (benefit). The amounts charged to income tax expense related to interest and penalties were immaterial in 2025, 2024 and 2023. Net accrued liabilities for interest and penalties were $13.0 million, $12.9 million and $13.1 million in 2025, 2024 and 2023, respectively, and are included in Other deferred liabilities and credits in the Consolidated Balance Sheet.

Array and its subsidiaries are included in TDS' consolidated federal and certain state income tax returns. Array also files certain state and local income tax returns separately from TDS. With limited exceptions, TDS and Array are no longer subject to federal and state income tax audits for the years prior to 2022.

Note 5 Earnings Per Share

Basic earnings (loss) per share attributable to Array shareholders is computed by dividing Net income (loss) attributable to Array shareholders by the weighted average number of Common Shares outstanding during the period. Diluted earnings (loss) per share attributable to Array shareholders is computed by dividing Net income (loss) attributable to Array shareholders by the weighted average number of Common Shares outstanding during the period adjusted to include the effects of potentially dilutive securities. Potentially dilutive securities primarily include incremental shares issuable upon the exercise of outstanding stock options and the vesting of performance and restricted stock units, as calculated using the treasury stock method.

The amounts used in computing basic and diluted earnings (loss) per share attributable to Array shareholders were as follows:

Year Ended December 31,	2025	2024	2023
(Dollars and shares in thousands, except per share amounts)			
Net income (loss) from continuing operations attributable to Array shareholders	$ 169,652	$ (85,875)	$ 7,071
Net income (loss) from discontinued operations attributable to Array shareholders	(120,896)	46,472	47,388
Net income (loss) attributable to Array shareholders	$ 48,756	$ (39,403)	$ 54,459
Weighted average number of shares used in basic earnings (loss) per share	85,908	85,633	85,185
Effects of dilutive securities	1,385	—	1,547
Weighted average number of shares used in diluted earnings (loss) per share	87,293	85,633	86,732
Basic earnings (loss) per share from continuing operations attributable to Array shareholders	$ 1.98	$ (1.00)	$ 0.08
Basic earnings (loss) per share from discontinued operations attributable to Array shareholders	(1.41)	0.54	0.56
Basic earnings (loss) per share attributable to Array shareholders	$ 0.57	$ (0.46)	$ 0.64
Diluted earnings (loss) per share from continuing operations attributable to Array shareholders	$ 1.94	$ (1.00)	$ 0.08
Diluted earnings (loss) per share from discontinued operations attributable to Array shareholders	(1.38)	0.54	0.55
Diluted earnings (loss) per share attributable to Array shareholders	$ 0.56	$ (0.46)	$ 0.63

Certain Common Shares issuable upon the exercise of stock options or vesting of performance and restricted stock units were not included in weighted average diluted shares outstanding for the calculation of Diluted earnings (loss) per share attributable to Array shareholders because their effects were antidilutive. The number of such Common Shares excluded was 0.3 million, 2.6 million and 0.6 million in 2025, 2024 and 2023, respectively.

Note 6 Acquisitions and Divestitures

In addition to the divestiture of Array's wireless operations, as disclosed in Note 2 — Discontinued Operations, other acquisition and divestiture transactions are disclosed below.

On October 17, 2024, Array entered into a License Purchase Agreement (Verizon License Purchase Agreement) with Verizon Communications Inc. (Verizon) to sell certain AWS, Cellular and PCS wireless spectrum licenses and agreed to grant Verizon certain rights to lease such licenses prior to the transaction close for total proceeds of $1,000.0 million. As of December 31, 2025, the book value of the wireless spectrum licenses to be sold was $585.6 million and is classified as held for sale in the Consolidated Balance Sheet. The transaction is expected to close in the second or third quarter of 2026, subject to regulatory approval and other customary closing conditions, and the termination of the T-Mobile Short-Term Spectrum Manager Lease Agreement.

On November 6, 2024, Array entered into a License Purchase Agreement (AT&T License Purchase Agreement) with New Cingular Wireless PCS, LLC (AT&T), a subsidiary of AT&T Inc. to sell certain 3.45 GHz and 700 MHz wireless spectrum licenses and agreed to grant AT&T certain rights to lease and sub-lease such licenses prior to the transaction close for total proceeds of $1,018.0 million, subject to certain purchase price adjustments. As of December 31, 2025, the book value of the wireless spectrum licenses to be sold was $860.1 million and is classified as held for sale in the Consolidated Balance Sheet. See Note 20 — Subsequent Events for additional information.

On August 29, 2025, Array entered into a License Purchase Agreement (T-Mobile License Purchase Agreement) with T-Mobile to sell certain 700 MHz wireless spectrum licenses and agreed to grant T-Mobile certain rights to lease such licenses prior to the transaction close for total proceeds of $85.0 million. As of December 31, 2025, the book value of the wireless spectrum licenses to be sold was $64.3 million, of which $53.1 million was submitted for regulatory approval and is classified as held for sale in the Consolidated Balance Sheet. The transaction is expected to close in 2026, subject to regulatory approval and other customary closing conditions.

As part of the T-Mobile transaction to sell the wireless operations, Array entered into a Put/Call Agreement with T-Mobile whereby T-Mobile has the right to call certain spectrum assets and Array has the right to put certain spectrum assets to T-Mobile for an aggregate agreed upon price of $106.0 million. The call option notice period started on May 24, 2024, and the put exercise period started on August 1, 2025. Both periods end on July 31, 2026. There was no cash exchanged at the inception of the Put/Call Agreement. All license transfers pursuant to any put/call are subject to Federal Communications Commission (FCC) approval. Array accounts for this instrument as a net written call option and records such option at fair value each reporting period unless/until such option is exercised or terminated. As of December 31, 2025, Array wrote off the entire fair value of the net written call option. The change in fair value is recorded to (Gain) loss on license sales and exchanges, net in the Consolidated Statement of Operations. In September 2025, T-Mobile exercised $86.4 million of the call option. As of December 31, 2025, the book value of the spectrum licenses subject to the call notice was $86.5 million and is classified as held for sale in the Consolidated Balance Sheet. The transaction is expected to close in 2026, subject to regulatory approval and other customary closing conditions.

The strategic alternatives review process is ongoing as Array works toward closing the Verizon and T-Mobile spectrum transactions signed during 2024 and 2025, and seeks to opportunistically monetize its remaining spectrum assets that are not subject to executed agreements.

Array incurred third-party expenses related to the announced transactions and strategic alternatives review of $2.4 million, $21.5 million and $8.3 million in 2025, 2024 and 2023, respectively, which are included in Selling, general and administrative expenses for continuing operations.

On August 1, 2025, noncontrolling entities managed by Array that are not consolidated into the Array financial statements but are accounted for as equity method investments sold their wireless operations to T-Mobile in separate transactions, coterminous with the sale of Array's consolidated wireless operations sold to T-Mobile on the same date. Array realized income in 2025 in the amount of $33.4 million related to its proportional share of the corresponding gain on sale. This income is recorded as a component of Equity in earnings of unconsolidated entities in the Consolidated Statement of Operations. In addition, Array received a distribution of $42.5 million from these transactions in August 2025, and such distribution is recorded as Distributions from unconsolidated entities in the Consolidated Statement of Cash Flows.

On July 14, 2025, Array completed the acquisition of the remaining interest of King Street Wireless, LLC and Sunshine Spectrum, LLC for a total purchase price of $16.7 million, of which $9.4 million was paid in prior periods and $7.3 million was paid at time of closing. The acquisitions result in the expected realization of certain deferred tax assets, and therefore Array recorded a reduction to valuation allowance on deferred tax assets and associated discrete income tax benefit of $47.6 million in 2025.

Note 7 Intangible Assets

Licenses

Activity related to Array's Licenses is presented below.

(Dollars in thousands)	2025
Balance at beginning of year	$ 3,281,508
Impairment	(47,679)
Transferred to Assets held for sale[1]	(1,591,675)
Divestitures	(4,062)
Capitalized interest	4,095
Balance at end of year	$ 1,642,187

[1]   See Note 6 — Acquisitions and Divestitures for additional information.

Wireless spectrum licenses are considered to be indefinite-lived assets, and therefore are not amortized but are tested for impairment annually or more frequently if there are events or circumstances that cause Array to believe that their carrying values exceed their fair values. Wireless spectrum licenses are tested for impairment at the level of reporting referred to as a unit of accounting.

During the third quarter of 2025, Array continued its efforts to monetize its spectrum assets not subject to pending sale agreements. Based on information obtained through that process, specifically suppressed pricing and decrease in demand for high-band spectrum, Array concluded that there were events and circumstances in the third quarter of 2025 that caused Array to believe the carrying value of one of the units of accounting for remaining spectrum not subject to a pending sale agreement may exceed its respective fair value (i.e., triggering event), and accordingly a quantitative impairment assessment was performed for that unit.

A market approach was used for purposes of the quantitative impairment assessment to value the wireless spectrum licenses for the high-band unit of accounting tested, selecting a point within a range of values established largely through industry benchmarks, FCC auction data, and precedent transactions. The fair value of the wireless spectrum licenses was less than the respective carrying value, and a $47.7 million impairment was recorded to Loss on impairment of licenses for continuing operations in the Consolidated Statement of Operations during the third quarter of 2025. The impairment loss was related to the retained high-band spectrum unit of accounting which includes the 28 GHz, 37 GHz and 39 GHz frequency bands, the carrying value of which was $113.4 million after the impairment loss. The impairment loss is driven by lower fair value attributed to high-band spectrum as a result of industry-wide challenges encountered related to the operationalization of this spectrum.

For purposes of its annual impairment test as of November 1, 2025, Array performed a qualitative test for all seven of its units of accounting. The test considered several factors, including the results of the quantitative impairment assessment performed in the third quarter of 2025 as well as purchase prices of executed agreements to sell certain wireless spectrum licenses and other market factors. Based on these assessments, Array concluded that it was more likely than not that the fair value of each unit of accounting exceeded its respective carrying value. Therefore, no quantitative impairment evaluation was completed.

During the third quarter of 2024, Array concluded that there were events and circumstances that caused Array to believe the carrying values of five units of accounting may exceed their respective fair values (i.e., triggering event), and accordingly a quantitative impairment assessment was performed for those units. There was no triggering event for the other units of accounting.

Based on a market approach valuation, the fair value of the wireless spectrum licenses exceeded their respective carrying values by amounts ranging from 9% to 80% for three of the units of accounting. For two of the units of accounting, the fair value of the wireless spectrum licenses was less than the respective carrying value, and a $136.2 million impairment was recorded to Loss on impairment of licenses for continuing operations in the Consolidated Statement of Operations during the third quarter of 2024. The impairment loss was substantially all related to the retained high-band spectrum unit of accounting which includes the 28 GHz, 37 GHz and 39 GHz frequency bands, the carrying value of which was $161.1 million after the impairment loss. The impairment loss was driven by a change in the units of accounting described above combined with lower fair value primarily attributed to high-band spectrum as a result of industry-wide challenges encountered related to the operationalization of this spectrum.

For purposes of its annual impairment test as of November 1, 2024, Array performed a qualitative test for all twelve of its units of accounting. The test considered several factors, including the results of the quantitative impairment assessment performed in the third quarter of 2024 as well as purchase prices of executed agreements to sell certain wireless spectrum licenses and other market factors. Based on these assessments, Array concluded that it was more likely than not that the fair value of each unit of accounting exceeded its respective carrying value. Therefore, no quantitative impairment evaluation was completed.

Note 8 Investments in Unconsolidated Entities

Investments in unconsolidated entities consist of amounts invested in entities in which Array holds a noncontrolling interest. Array's Investments in unconsolidated entities are accounted for using the equity method, measurement alternative method or net asset value practical expedient method as shown in the table below. The carrying value of measurement alternative method investments represents cost minus any impairments plus or minus any observable price changes.

December 31,	2025	2024
(Dollars in thousands)		
Equity method investments:		
Capital contributions, loans, advances and adjustments	$ 103,941	$ 103,941
Cumulative share of income	3,063,821	2,889,902
Cumulative share of distributions	(2,767,968)	(2,553,309)
Total equity method investments	399,794	440,534
Measurement alternative method investments	5,362	4,847
Investments recorded using the net asset value practical expedient	7,452	8,557
Total investments in unconsolidated entities	$ 412,608	$ 453,938

The following tables, which are based on unaudited information provided in part by third parties, summarize the combined assets, liabilities and equity, and results of operations of Array's equity method investments:

December 31,		2025		2024
(Dollars in thousands)				
Assets				
Current	$	828,494	$	1,229,907
Noncurrent		6,396,030		6,513,774
Total assets	$	7,224,524	$	7,743,681
Liabilities and Equity				
Current liabilities	$	852,707	$	856,005
Noncurrent liabilities		1,562,236		1,628,029
Partners' capital and shareholders' equity		4,809,581		5,259,647
Total liabilities and equity	$	7,224,524	$	7,743,681

Year Ended December 31,		2025		2024		2023
(Dollars in thousands)						
Results of Operations						
Revenues	$	7,748,385	$	7,546,383	$	7,276,562
Operating expenses		6,138,847		5,926,661		5,682,650
Operating income		1,609,538		1,619,722		1,593,912
Other income (expense), net		(35,022)		(2,692)		(28,201)
Net income	$	1,574,516	$	1,617,030	$	1,565,711

Note 9 Property, Plant and Equipment

Property, plant and equipment in service and under construction, and related accumulated depreciation and amortization, as of December 31, 2025 and 2024, were as follows:

December 31,	Useful Lives (Years)		2025		2024
(Dollars in thousands)					
Land	N/A	$	44,257	$	41,737
Leasehold and land improvements	1-30		321,542		317,038
Communications infrastructure assets	7-30		696,918		667,401
Other operating assets and equipment	5-8		2,866		2,768
System development	3-5		3,032		2,743
Work in process	N/A		10,391		5,958
Total property, plant and equipment, gross			1,079,006		1,037,645
Accumulated depreciation and amortization			(690,007)		(653,624)
Total property, plant and equipment, net		$	388,999	$	384,021

Depreciation and amortization expense totaled $39.1 million, $38.8 million and $41.7 million in 2025, 2024 and 2023, respectively.

Note 10 Leases

Lessee Agreements

Array's most significant leases are for land and office space, all of which are classified as operating leases. Many of Array's leases include renewal and early termination options. Lease terms include options to extend or terminate when it is reasonably certain that Array will exercise the option.

Array has recognized a right-of-use asset and a corresponding lease liability that represents the present value of Array's obligation to make payments over the lease term. The present value of the lease payments is calculated using an incremental borrowing rate, which was determined using a portfolio approach based on Array's unsecured rates, adjusted to approximate the rates at which Array would be required to borrow on a collateralized basis over a term similar to the recognized lease term.

Lease and nonlease components are accounted for separately and the cost of nonlease components (e.g., utilities and common area maintenance) are typically expensed as incurred at their relative standalone price.

Array recognizes variable lease expense related to lease payments that were not originally included in the lease liability calculation, which primarily relate to lease payment escalations that are tied to an index, real estate taxes, or additional payments linked to performance.

The following table shows the components of lease cost included in the Consolidated Statement of Operations:

Year Ended December 31,	2025		2024		2023	
(Dollars in thousands)						
Operating lease cost	$	51,300	$	48,557	$	47,034
Variable lease cost		6,768		6,518		6,023
Total	$	58,068	$	55,075	$	53,057

The following table shows supplemental cash flow information related to lease activities:

Year Ended December 31,	2025		2024		2023	
(Dollars in thousands)						
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	46,589	$	46,273	$	43,167
Right-of-use assets obtained in exchange for lease obligations:						
Operating leases	$	34,559	$	37,792	$	43,111

The table below shows a weighted-average analysis for lease terms and discount rates for operating leases:

December 31,	2025	2024
Weighted Average Remaining Lease Term	**21 years**	20 years
Weighted Average Discount Rate	**5.1 %**	4.9 %

The maturities of lease liabilities are as follows:

	Operating Leases	
(Dollars in thousands)		
2026	$	41,847
2027		45,202
2028		44,261
2029		43,363
2030		42,854
Thereafter		784,776
Total lease payments	$	1,002,303
Less: Imputed interest		477,133
Present value of lease liabilities	$	525,170

Lessor Agreements

Array's most significant lessor leases are for tower space, all of which are classified as operating leases. Many of Array's leases include renewal and early termination options. Lease terms include options to extend or terminate when it is reasonably certain that the lessee will exercise the option. Underlying assets leased to customers under operating leases are included in Communications infrastructure assets in Note 9 — Property, Plant and Equipment.

Array's lessor agreements with lease and nonlease components are generally accounted for separately.

Array recognizes variable lease income related to lease payments that were not originally included in the lease receivable calculation, which primarily relate to lease payment escalations that are tied to an index.

The following table shows the components of lease income which are included in Site rental revenues in the Consolidated Statement of Operations:

Year Ended December 31,	2025	2024	2023
(Dollars in thousands)			
Operating lease income	$ 154,654	$ 102,610	$ 100,382

The maturities of expected lease payments to be received are as follows. The table below does not include lease payments for Interim Sites whereby T-Mobile is leasing up to 1,800 sites for a period of up to 30 months subject to the terms and conditions of the MLA.

	Operating Leases
(Dollars in thousands)	
2026	$ 144,858
2027	144,885
2028	136,511
2029	127,272
2030	115,813
Thereafter	1,070,051
Total future lease maturities	$ 1,739,390

Note 11 Asset Retirement Obligations

Array is subject to asset retirement obligations associated with tower and cell sites. These obligations are included in Other deferred liabilities and credits in the Consolidated Balance Sheet.

In 2025 and 2024, Array performed a review of the assumptions and estimated future costs related to asset retirement obligations. The results of the review and other changes in asset retirement obligations during 2025 and 2024, were as follows:

	2025	2024
(Dollars in thousands)		
Balance at beginning of year	$ 174,825	$ 165,869
Additional liabilities accrued	486	186
Revisions in estimated cash outflows	16,689	974
Disposition of assets	(339)	(586)
Accretion expense	9,203	8,382
Balance at end of year	$ 200,864	$ 174,825

Note 12 Debt

Revolving Credit Agreement

At December 31, 2025, Array had an unsecured revolving credit agreement available for general corporate purposes. In December 2025, Array amended the agreement to extend the maturity date to December 2030 and the maximum borrowing capacity for the agreement was reduced from $300.0 million to $100.0 million. Amounts under the agreements may be borrowed, repaid and reborrowed from time to time until maturity.

The following table summarizes the unsecured revolving credit agreement as of December 31, 2025:

(Dollars in thousands)	
Maximum borrowing capacity	$ 100,000
Letters of credit outstanding	$ 57
Amount available for use	$ 99,943

Borrowings under the revolving credit agreement bear interest at a rate of Secured Overnight Financing Rate (SOFR) plus 1.50%. Array may select a borrowing period of either one, two, three or six months (or other period of twelve months or less if requested by Array and approved by the lenders). Array's credit spread and commitment fees on its revolving credit agreement may be subject to increase if its current credit rating from nationally recognized credit rating agencies is lowered, and may be subject to decrease if the rating is raised.

Term Loan Agreements

In August 2025, Array repaid the entire outstanding borrowings under its term loan agreements of $713.3 million.

In August 2025, Array borrowed $325.0 million under a term loan agreement with CoBank, ACB. The maturity date of the agreement is June 2030. Borrowings bear interest at a rate of SOFR plus 2.50%. Quarterly principal installment payments are $2.0 million from September 2026 to June 2029 and $4.0 million from September 2029 to maturity date.

Export Credit Financing Agreement

In August 2025, Array repaid the entire outstanding borrowings under its term loan agreement with Export Development Canada of $150.0 million.

Receivables Securitization Agreement

Array, through its subsidiaries, had a receivables securitization agreement that permitted securitized borrowings using its equipment installment plan receivables. In May 2025, Array repaid the entire outstanding borrowings under the agreement of $2.0 million. In July 2025, Array terminated the receivables securitization agreement.

Debt Covenants and Other

The revolving credit agreement and term loan agreement with CoBank require Array to comply with certain affirmative and negative covenants, which include certain financial covenants that may restrict the borrowing capacity available. Following the sale of the Array wireless operations to T-Mobile, Array is required to maintain a Consolidated Leverage Ratio, as defined in the agreements, as of the end of any fiscal quarter from and including the quarter in which such sale occurs at a level not to exceed 3.50 to 1.00. Array is also required to maintain the Consolidated Interest Coverage Ratio at a level not lower than 3.00 to 1.00 as of the end of any fiscal quarter. Array believes that it was in compliance as of December 31, 2025 with all such financial covenants.

In connection with Array's revolving credit agreement, TDS and Array entered into subordination agreements together with the administrative agents for the lenders under the agreement. Pursuant to the subordination agreement, (a) any consolidated funded indebtedness from Array to TDS will be unsecured and (b) any (i) consolidated funded indebtedness from Array to TDS (other than "refinancing indebtedness" as defined in the subordination agreements) in excess of $105.0 million and (ii) refinancing indebtedness in excess of $250.0 million will be subordinated and made junior in right of payment to the prior payment in full of obligations to the lenders under each agreement. As of December 31, 2025, Array had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to each agreement pursuant to the subordination agreements.

Certain Array wholly-owned subsidiaries have jointly and severally unconditionally guaranteed the payment and performance of the obligations of Array under the revolving credit agreement. Other subsidiaries that meet certain criteria will be required to provide a similar guaranty in the future.

Long-term debt as of December 31, 2025 and 2024, was as follows:

	Issuance date	Maturity date	Call date (any time on or after)	December 31, 2025			December 31, 2024		
				Principal Amount	Less Unamortized discount and debt issuance costs	Total	Principal Amount	Less Unamortized discount and debt issuance costs	Total
(Dollars in thousands)									
Unsecured Senior Notes									
6.70%	Dec 2003 and June 2004	Dec 2033	Dec 2003 and June 2004	$ 55,059	$ 921	$ 54,138	$ 55,059	$ 1,006	$ 54,053
6.25%	Aug 2020	Sep 2069	Sep 2025	105,822	3,624	102,198	105,822	3,632	102,190
5.50%	Dec 2020	Mar 2070	Mar 2026	98,498	3,296	95,202	98,498	3,312	95,186
5.50%	May 2021	Jun 2070	Jun 2026	104,550	3,215	101,335	104,550	3,232	101,318
Term Loans				325,000	3,552	321,448	723,250	3,774	719,476
EIP Securitization				—	—	—	2,000	—	2,000
Export Credit Financing				—	—	—	150,000	498	149,502
Total long-term debt				$ 688,929	$ 14,608	$ 674,321	$1,239,179	$ 15,454	$1,223,725
Long-term debt, current						$ 4,063			$ 22,000
Long-term debt, noncurrent						$ 670,258			$1,201,725

Array may redeem its 6.25% Senior Notes, 5.5% March 2070 Senior Notes and 5.5% June 2070 Senior Notes, in whole or in part at any time after the respective call date, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest. Array may redeem the 6.7% Senior Notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued and unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points.

Interest on the Senior Notes outstanding at December 31, 2025, is payable quarterly, with the exception of the 6.7% Senior Notes for which interest is payable semi-annually.

The annual requirements for principal payments on long-term debt are approximately $4.1 million, $8.1 million, $8.1 million, $12.2 million and $292.5 million for the years 2026 through 2030, respectively. See Note 20 — Subsequent Events for additional information.

The covenants associated with Array's long-term debt obligations, among other things, restrict Array's ability, subject to certain exclusions, to incur additional liens and enter into certain transactions.

Array's long-term debt notes do not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in Array's credit rating.

Note 13 Commitments and Contingencies

Indemnifications

Array enters into agreements in the normal course of business that provide for indemnification of counterparties. The terms of the indemnifications vary by agreement. The events or circumstances that would require Array to perform under these indemnities are transaction specific; however, these agreements may require Array to indemnify the counterparty for costs and losses incurred from litigation or claims arising from the underlying transaction. Array is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, Array has not made any significant indemnification payments under such agreements.

Legal Proceedings

Array is involved or may be involved from time to time in legal proceedings before the FCC, other regulatory authorities, and/or various state and federal courts. Array had no material accruals with respect to legal proceedings and unasserted claims as of both December 31, 2025 and 2024.

In April 2018, the United States Department of Justice (DOJ) notified Array and its parent, TDS, that it was conducting inquiries of Array and TDS under the federal False Claims Act relating to Array's participation in wireless spectrum license auctions 58, 66, 73 and 97 conducted by the FCC. Array is or was a limited partner in several limited partnerships which qualified for the 25% bid credit in each auction. The investigation arose from civil actions under the Federal False Claims Act brought by private parties in the U.S. District Court for the Western District of Oklahoma. In 2019, following the DOJ's investigation, the DOJ informed Advantage Spectrum, L.P. (Advantage) and King Street Wireless, L.P. (King Street) that it would not intervene in the above-referenced actions. Subsequently, the private party plaintiffs decided to continue the actions on their own. In July 2020, these actions were transferred to the U.S. District Court for the District of Columbia upon the request of Advantage and King Street and over the objection of the Relators. In March 2023, the District Court for the District of Columbia granted Advantage's and King Street's motion to dismiss the actions with prejudice. The private party plaintiffs appealed the district court's decision to grant the motions to dismiss. In April 2025, the U.S. Court of Appeals for the D.C. Circuit affirmed the district court's dismissal as to the case involving King Street. Plaintiffs filed a petition for certiorari with the U.S. Supreme Court on September 5, 2025. On January 12, 2026, the Supreme Court denied the petition. The King Street case is now concluded. In the Advantage case, on September 26, 2025, the D.C. Circuit reversed the district court's decision dismissing the case and remanded that case to the district court for further proceedings. The district court set a briefing schedule for defendants' motions to dismiss and stayed all other proceedings. On January 22, 2026, the defendants filed a motion to dismiss in the Advantage case. Array believes that the Relators' claims are without merit and that Advantage's and King Street's participation in FCC auctions complied with applicable law and FCC Rules.

On January 31, 2025, a stockholder derivative lawsuit was filed in the Circuit Court of Cook County, Illinois, Chancery Division against certain TDS and Array directors and officers, and nominal defendant TDS. The derivative lawsuit takes issue with certain public statements made between May 6, 2022 and November 3, 2022 regarding, among other things, Array's business strategies to address subscriber demand, alleging that the fact that the statements were made was a breach of fiduciary duty on the part of the officer and director defendants, and bringing claims for indemnification and contribution against the officer and director defendants and Array. In addition to indemnification and contribution, the plaintiff seeks money damages and the implementation of certain governance proposals. On July 21, 2025, a motion to intervene in the lawsuit was filed by the stockholder plaintiff who had previously filed a stockholder derivative lawsuit in the United States District Court for the Northern District of Illinois and subsequently dismissed that federal court lawsuit. The defendants filed a motion to dismiss the Circuit Court lawsuit on July 23, 2025. On September 29, 2025, the proposed intervenor withdrew her motion to intervene. A hearing on the motion to dismiss was held on October 6, 2025. A status conference on the motion to dismiss is set for April 24, 2026. Array is unable at this time to determine whether the outcome of these actions would have a material impact on its results of operations, financial condition, or cash flows. Array intends to contest plaintiffs' claims vigorously on the merits.

Note 14 Variable Interest Entities

Consolidated VIEs

Array consolidates VIEs in which it has a controlling financial interest as defined by GAAP and is therefore deemed the primary beneficiary. Array reviews the criteria for a controlling financial interest at the time it enters into agreements and subsequently when events warranting reconsideration occur. These VIEs have risks similar to those described in the "Risk Factors" in this Form 10-K.

Array formed USCC EIP LLC, USCC Receivables Funding LLC and the USCC Master Note Trust, collectively the special purpose entities (SPEs), to facilitate a securitized borrowing using its equipment installment plan receivables. Given that Array had the power to direct the activities of these SPEs, and that these SPEs lacked sufficient equity to finance their activities, Array was deemed to have a controlling financial interest in the SPEs, and therefore consolidated them. On July 31, 2025, Array terminated the receivables securitization agreement and the USCC Master Note Trust was dissolved. On August 1, 2025, USCC EIP LLC and USCC Receivables Funding LLC conveyed to T-Mobile. Following these events, the SPEs were no longer classified as VIEs.

The following VIEs were formed to participate in FCC auctions of wireless spectrum licenses and to fund, establish, and provide wireless service with respect to any FCC wireless spectrum licenses won in the auctions:

- Advantage Spectrum, L.P. (Advantage Spectrum) and Sunshine Spectrum, LLC, the general partner of Advantage Spectrum; and
- King Street Wireless, L.P. (King Street Wireless) and King Street Wireless, LLC, the general partner of King Street Wireless.

These particular VIEs are collectively referred to as designated entities. Although the power to direct the activities of these VIEs was shared, Array had the most significant level of exposure to the variability associated with the economic performance of the VIEs, indicating that Array was the primary beneficiary of the VIEs. Therefore, in accordance with GAAP, these VIEs were consolidated into the Array financial statements. On July 14, 2025, Array completed the acquisition of the remaining interest of King Street Wireless, LLC and Sunshine Spectrum, LLC for a total aggregate purchase price of $16.7 million. Following the acquisition, the designated entities were no longer classified as VIEs.

Array also consolidates other VIEs that are limited partnerships that lease tower space to tenants. A limited partnership is a variable interest entity unless the limited partners hold substantive participating rights or kick-out rights over the general partner. For certain limited partnerships, Array is the general partner and manages the operations. In these partnerships, the limited partners do not have substantive kick-out or participating rights and, further, such limited partners do not have the authority to remove the general partner. Therefore, these limited partnerships also are recognized as VIEs and are consolidated into the Array financial statements under the variable interest model.

The following table presents the classification and balances of the consolidated VIEs' assets and liabilities in Array's Consolidated Balance Sheet. The balances presented for both periods represent the consolidated VIEs identified as of December 31, 2025. As discrete continuing operations balances are not available, the balances presented for December 31, 2024 are derived from the ratio of continuing operations for the respective financial statement line item of Array's Consolidated Balance Sheet.

December 31,	2025	2024
(Dollars in thousands)		
Assets		
Cash and cash equivalents	$ —	$ 8
Accounts receivable	1,445	166
Other current assets	338	304
Licenses	—	1,853
Non-current assets held for sale	1,853	—
Property, plant and equipment, net	16,997	17,424
Operating lease right-of-use assets	23,219	23,171
Other assets and deferred charges	1,145	287
Total assets	$ 44,997	$ 43,213
Liabilities		
Current liabilities	$ 2,928	$ 3,748
Long-term operating lease liabilities	25,157	24,762
Other deferred liabilities and credits	13,535	10,116
Total liabilities	$ 41,620	$ 38,626

Unconsolidated VIEs

Array manages the operations of and holds a variable interest in certain other limited partnerships, but is not the primary beneficiary of these entities, and therefore does not consolidate them into the Array financial statements under the variable interest model.

Array's total investment in these unconsolidated entities was $1.3 million and $4.7 million at December 31, 2025 and 2024, respectively, and is included in Investments in unconsolidated entities in Array's Consolidated Balance Sheet. The maximum exposure from unconsolidated VIEs is limited to the investment held by Array in those entities.

Other Related Matters

Array made no material contributions, loans or advances to its VIEs, identified as of December 31, 2025, during 2025 and $9.0 million and $9.3 million during 2024 and 2023, respectively.

Note 15 Noncontrolling Interests

Array's consolidated financial statements include certain noncontrolling interests that meet the GAAP definition of mandatorily redeemable financial instruments. These mandatorily redeemable noncontrolling interests represent interests held by third parties in consolidated partnerships, where the terms of the underlying partnership agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the noncontrolling interest holders and Array in accordance with the respective partnership agreements. The termination dates of these mandatorily redeemable noncontrolling interests range from 2085 to 2092.

The estimated aggregate amount that would be due and payable to settle all of these noncontrolling interests, assuming an orderly liquidation of the finite-lived consolidated partnerships on December 31, 2025, net of estimated liquidation costs, is $17.2 million. This amount excludes redemption amounts recorded in Noncontrolling interests with redemption features in the Consolidated Balance Sheet. The estimate of settlement value was based on certain factors and assumptions which are subjective in nature. Changes in those factors and assumptions could result in a materially larger or smaller settlement amount. The corresponding carrying value of the mandatorily redeemable noncontrolling interests in finite-lived consolidated partnerships at December 31, 2025, was $5.9 million, and is included in Noncontrolling interests in the Consolidated Balance Sheet. The excess of the aggregate settlement value over the aggregate carrying value of these mandatorily redeemable noncontrolling interests is due primarily to the unrecognized appreciation of the noncontrolling interest holders' share of the underlying net assets and operations of the consolidated partnerships. Neither the noncontrolling interest holders' share, nor Array's share, of the appreciation of the underlying net assets and operations of these subsidiaries is reflected in the consolidated financial statements.

Note 16 Common Shareholders' Equity

Series A Common Shares

Series A Common Shares are convertible on a share-for-share basis into Common Shares. In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share. The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up). As of December 31, 2025, a majority of Array's outstanding Common Shares and all of Array's outstanding Series A Common Shares were held by TDS.

Common Share Repurchase Program

In November 2009, Array announced by Form 8-K that the Board of Directors of Array authorized the repurchase of up to 1,300,000 Common Shares on an annual basis beginning in 2009 and continuing each year thereafter, on a cumulative basis. In December 2016, the Array Board amended this authorization to provide that, beginning on January 1, 2017, the authorized repurchase amount with respect to a particular year will be any amount from zero to 1,300,000 Common Shares, as determined by the Pricing Committee of the Board of Directors, and that if the Pricing Committee did not specify an amount for any year, such amount would be zero for such year. The Pricing Committee has not specified any increase in the authorization since that time. The Pricing Committee also was authorized to decrease the cumulative amount of the authorization at any time, but has not taken any action to do so at this time. During 2025, Array repurchased 328,835 Common Shares for $20.9 million at an average cost per share of $63.49. As of December 31, 2025, the total cumulative amount of Common Shares authorized to be purchased is 658,107. The authorization provides that share repurchases will be made pursuant to open market purchases, block purchases, private purchases, or otherwise, depending on market prices and other conditions. This authorization does not have an expiration date.

Tax-Deferred Savings Plan

At December 31, 2025, Array has reserved 955,000 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in a Array Common Share fund, a TDS Common Share fund or certain unaffiliated funds.

Note 17 Business Segment Information

As of December 31, 2025, the wireless operations and select spectrum assets sold to T-Mobile qualified as discontinued operations. See Note 2 — Discontinued Operations for additional information. The wireless operations and select spectrum assets sold were reported within the Wireless segment in prior periods and as a result of the sale, the previously reported Wireless and Towers segments no longer meet the criteria to be reportable segments and Array is now a single reportable segment. Array generates its revenues primarily by leasing tower space on Array-owned towers to customers. Array's chief operating decision maker is the TDS President and Chief Executive Officer.

Although the chief operating decision maker regularly uses Adjusted earnings before interest, taxes, depreciation, amortization and accretion (Adjusted EBITDA) for purposes of assessing performance and making capital allocation decisions, Array has concluded that Net income attributable to Array shareholders, as reported on the Consolidated Statement of Operations, is also used and is the measure of profit or loss required to be disclosed under the provisions of ASC 280 for a single operating segment. The measure of segment assets is reported in the Consolidated Balance Sheet as "Total assets".

Note 18 Supplemental Cash Flow Disclosures

Following are supplemental cash flow disclosures regarding interest paid.

Year Ended December 31,	2025	2024	2023
(Dollars in thousands)			
Interest paid	$ 26,773	$ 13,462	$ 15,597

Following are supplemental cash flow disclosures regarding transactions related to stock-based compensation awards. In certain situations, Array withholds shares that are issuable upon the exercise of stock options or the vesting of restricted shares to cover, and with a value equivalent to, the exercise price and/or the amount of taxes required to be withheld from the stock award holder at the time of the exercise or vesting. Array then pays the amount of the required tax withholdings to the taxing authorities in cash.

Year Ended December 31,	2025	2024	2023
(Dollars in thousands)			
Common Shares withheld	956,000	363,000	347,000
Aggregate value of Common Shares withheld	$ 65,415	$ 13,095	$ 9,144
Cash receipts upon exercise of stock options	730	1,849	119
Cash disbursements for payment of taxes	(64,176)	(13,095)	(5,989)
Net cash disbursements from exercise of stock options and vesting of other stock awards	$ (63,446)	$ (11,246)	$ (5,870)

Note 19 Certain Relationships and Related Transactions

Array is billed for all services it receives from TDS, pursuant to the terms of various agreements between it and TDS. These billings are included in Array's Cost of operations and Selling, general and administrative expenses. Some of these agreements were established at a time prior to Array's initial public offering when TDS owned more than 90% of Array's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations. Billings from TDS and certain of its subsidiaries to Array are based on expenses specifically identified to Array and on allocations of common expenses. Such allocations are primarily based on the relationship of Array's assets, employees, investment in property, plant and equipment and expenses relative to all subsidiaries in the TDS consolidated group. Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to Array are reflected in its financial statements. Billings to Array from TDS totaled $51.8 million, $55.9 million and $70.1 million in 2025, 2024 and 2023, respectively.

The Audit Committee of the Board of Directors of Array is responsible for the review and evaluation of all related-party transactions as such term is defined by the rules of the New York Stock Exchange.

Note 20 Subsequent Events

On January 13, 2026, Array closed on the sale of certain 3.45 GHz and 700MHz wireless spectrum licenses to AT&T for total proceeds of $1,018.0 million and expects to record a book gain on the transaction of approximately $155.0 million ($116.0 million net of tax expense) during the first quarter of 2026.

On January 13, 2026, the Array Board of Directors declared a special dividend per Common and Series A outstanding share of $10.25 for shareholders of record on January 23, 2026, which was paid on February 2, 2026 for a total amount of $885.5 million.

Reports of Management

Management's Responsibility for Financial Statements

Management of Array Digital Infrastructure, Inc. has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America and, in management's opinion, were fairly presented. The financial statements included amounts that were based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

PricewaterhouseCoopers LLP (PCAOB ID 238), an independent registered public accounting firm, has audited these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed herein its unqualified opinion on these financial statements.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Array's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (GAAP). Array's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and, where required, the board of directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the issuer's assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of Array's management, including its principal executive officer and principal financial officer, Array conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2025, based on the criteria established in the 2013 version of *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has concluded that Array maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 version of *Internal Control — Integrated Framework* issued by the COSO.

The effectiveness of Array's internal control over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the firm's report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Array Digital Infrastructure, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Array Digital Infrastructure, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition of Wireless Services, Wireless Devices, and Activation Fees Revenues Presented as Discontinued Operations

As described in Note 2 to the consolidated financial statements, on August 1, 2025, the Company sold its wireless operations and select spectrum assets to T-Mobile US, Inc. Management determined the sale met the criteria to be classified as discontinued operations. Certain services and products from which the discontinued operations generated its revenues include wireless services, wireless devices, and activation fees. The Company recognizes wireless services revenue within service revenues as the wireless service is provided to the customer. The Company recognizes revenue from wireless devices within equipment sales revenues when control of the device is transferred to the customer, agent or third-party distributor, which is generally upon delivery. The Company frequently discounted wireless devices sold to new and current customers. The Company recognizes revenue from activation fees charged in connection with the sale of certain services and equipment over the period benefited. The Company sold bundled service and equipment offerings. In these instances, the Company recognized its revenue based on the relative standalone selling prices for each distinct service or equipment performance obligation, or bundles thereof. The Company's service operating revenues from discontinued operations was $1,659.9 million for the year ended December 31, 2025, a significant portion of which related to wireless services and activation fees revenues. The Company's equipment sales operating revenues from discontinued operations was $401.1 million for the year ended December 31, 2025, a significant portion of which related to wireless devices and activation fees revenues.

The principal consideration for our determination that performing procedures relating to the recognition of wireless services, wireless devices, and activation fees revenues presented as discontinued operations is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's recognition of wireless services, wireless devices, and activation fees revenues.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recognition of wireless services, wireless devices, and activation fees revenues. These procedures also included, among others (i) for a sample of wireless services, wireless devices, and activation fees revenues (a) testing the recognition of revenue by obtaining and inspecting source documents, such as invoices, where applicable, and cash receipts from customers, (b) evaluating the relative standalone selling price for each distinct service or equipment performance obligation, or bundle, where applicable, and (c) recalculating the revenue recognized based on the terms of each arrangement and (ii) testing a sample of discounts on wireless devices by obtaining and inspecting source documents, such as invoices, where applicable, and cash receipts from customers.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
February 20, 2026

We have served as the Company's auditor since 2002.

Array Digital Infrastructure, Inc.
Consolidated Quarterly Information (Unaudited)

2025		Quarter Ended			
		March 31	June 30	September 30	December 31
(Dollars in thousands, except per share amounts)					
Operating revenues	$	26,984	$ 28,529	$ 47,119	$ 60,328
Operating income (loss)		(29,627)	(18,190)	(53,313)	8,597
Net income from continuing operations		5,483	15,099	109,920	41,764
Net income from continuing operations attributable to Array shareholders	$	4,684	$ 14,773	$ 108,836	$ 41,360
Basic earnings per share from continuing operations attributable to Array shareholders	$	0.05	$ 0.17	$ 1.26	$ 0.48
Diluted earnings per share from continuing operations attributable to Array shareholders	$	0.05	$ 0.17	$ 1.25	$ 0.48

2024		Quarter Ended			
		March 31	June 30	September 30	December 31
(Dollars in thousands, except per share amounts)					
Operating revenues	$	25,466	$ 25,639	$ 25,739	$ 26,089
Operating income (loss)		(27,714)	(43,335)	(160,167)	(29,119)
Net income (loss) from continuing operations		5,589	(2,184)	(95,701)	11,832
Net income (loss) from continuing operations attributable to Array shareholders	$	624	$ (2,290)	$ (95,905)	$ 11,696
Basic earnings (loss) per share from continuing operations attributable to Array shareholders	$	0.01	$ (0.03)	$ (1.12)	$ 0.14
Diluted earnings (loss) per share from continuing operations attributable to Array shareholders	$	0.01	$ (0.03)	$ (1.12)	$ 0.13

Due to rounding, the sum of quarterly results may not equal the total for the year.

Array Digital Infrastructure, Inc.
Shareholder Information

Common Stock Information

Array's Common Shares are listed on the New York Stock Exchange under the symbol "AD." As of January 30, 2026, the last trading day of the month, Array's Common Shares were held by 206 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

Array has not paid any regular cash dividends in past periods. In conjunction with the close of the transaction of the sale of Array's wireless operations to T-Mobile on August 1, 2025, on this same date, the Array Board of Directors declared a special dividend per Common and Series A outstanding share of $23.00 for shareholders of record on August 11, 2025, which was paid on August 19, 2025. In conjunction with the close of the transaction of the sale of spectrum licenses to AT&T on January 13, 2026, on this same date, the Array Board of Directors declared a special dividend per Common and Series A outstanding share of $10.25 for shareholders of record on January 23, 2026, which was paid on February 2, 2026. Array expects its pending sale of spectrum licenses to Verizon, which is subject to regulatory approval and customary closing conditions, to deliver substantial proceeds and expects its Board of Directors to declare a special dividend upon closure of the transaction. While no decisions have been made the Array Board of Directors may declare regular cash dividends after the close of the Verizon transaction.

Stock Performance Graph

The following chart provides a comparison of Array's cumulative total return to shareholders during the previous five years to the returns of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones U.S. Telecommunications Index.



Note: Cumulative total return assumes reinvestment of dividends.

	2020	2021	2022	2023	2024	2025
Array Common Shares (NYSE: AD)	$ 100	$ 102.70	$ 67.93	$ 135.32	$ 204.29	$ 249.48
S&P 500 Index	100	128.71	105.40	133.10	166.40	196.16
Dow Jones U.S. Telecommunications Index	100	91.34	86.09	89.10	115.57	123.65

The comparison above assumes $100.00 invested at the close of trading on the last trading day of 2020, in Array Common Shares, S&P 500 Index and the Dow Jones U.S. Telecommunications Index.

Investor relations

Array's annual report, SEC filings and news releases are available to investors, securities analysts and other members of the investment community. These reports are provided, without charge, upon request to our Investor Relations department. Investors may also access these and other reports through the Investor Relations portion of the Array website (www.Array.com).

Questions regarding lost, stolen or destroyed certificates, consolidation of accounts, transferring of shares and name or address changes should be directed to:

Karen Samples, Capital Markets & Corporate Finance Programs Manager
karen.samples@tdsinc.com

General inquiries by investors, securities analysts and other members of the investment community should be directed to:

John Toomey, Treasurer and Vice President — Corporate Relations
john.toomey@tdsinc.com

Directors and executive officers

See "Election of Directors" and "Executive Officers" sections of the Proxy Statement issued in 2026 for the 2026 Annual Meeting.

Principal counsel

Sidley Austin LLP, Chicago, Illinois

Transfer agent

Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006

Independent registered public accounting firm

PricewaterhouseCoopers LLP



Array Digital Infrastructure
500 W. Madison Street, Suite 810
Chicago, IL 60661
arrayinc.com



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